                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-35263

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JULY 1, 1998)

                               CSC HOLDINGS, INC.
                   $500,000,000 7 1/4% SENIOR NOTES DUE 2008
                 $500,000,000 7 5/8% SENIOR DEBENTURES DUE 2018
                               ------------------

    Interest on the Notes and the Debentures (collectively, the "Securities") is payable semi-annually on January 15 and July 15 of each year, commencing January 15, 1999. The Notes will mature on July 15, 2008 and the Debentures will mature on July 15, 2018.

    The Securities are senior unsecured obligations of CSC Holdings, Inc. ("CSC Holdings") and will rank PARI PASSU in right of payment with all existing and future unsubordinated indebtedness of CSC Holdings, including each other and CSC Holdings' 7 7/8% Senior Notes due 2007, 8 1/8% Senior Debentures due 2009 and
7 7/8% Senior Debentures due 2018. All secured indebtedness of CSC Holdings will have a prior claim with respect to the assets securing such indebtedness. The liabilities, including trade payables, of CSC Holdings' subsidiaries will have a prior claim with respect to the assets of those subsidiaries. In that regard, certain of the subsidiaries in the Restricted Group (as defined herein) have guaranteed the indebtedness of CSC Holdings under its Credit Agreement (as defined herein), but these subsidiaries will not be guarantors of the Securities. As of March 31, 1998, after giving effect to the sale of the Securities offered hereby and the application of the estimated net proceeds therefrom, (i) CSC Holdings would have had approximately $3,247 million of debt outstanding (other than certain guarantees of subsidiary debt discussed herein), virtually all of which would have been unsecured, (ii) Restricted Group subsidiaries of CSC Holdings would have had approximately $453 million of third-party debt (with no guarantees of borrowings outstanding under the Credit Agreement), and (iii) Unrestricted Group (as defined herein) subsidiaries of CSC Holdings would have had approximately $884 million of debt. See "Risk Factors--Ranking of Securities", "Recent Developments" and "Capitalization" for additional information concerning indebtedness of CSC Holdings and its subsidiaries and changes to the amount of such indebtedness since March 31, 1998.

    INVESTMENT IN THE SECURITIES INVOLVES SIGNIFICANT RISKS, DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE S-9 OF THIS PROSPECTUS SUPPLEMENT, WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                         PRICE                UNDERWRITING               PROCEEDS
                                                     TO PUBLIC(1)              DISCOUNT(2)           TO COMPANY(1)(3)
Per Note......................................         100.000%                  1.375%                   98.625%
Total.........................................       $500,000,000              $6,875,000              $493,125,000
Per Debenture.................................          99.901%                  1.500%                   98.401%
Total.........................................       $499,505,000              $7,500,000              $492,005,000

(1) Plus accrued interest, if any, from July 21, 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and has agreed to reimburse the Underwriters for certain of their expenses in connection with this offering. See "Underwriting".

(3) Before deducting expenses payable by the Company estimated at $300,000.
                         ------------------------------

    The Securities are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the Securities will be available for delivery in New York, New York on or about July 21, 1998 in book-entry form through the facilities of The Depository Trust Company.

                           --------------------------

BEAR, STEARNS & CO. INC.                                     MERRILL LYNCH & CO.

                          JOINT BOOK-RUNNING MANAGERS

                           --------------------------

GOLDMAN, SACHS & CO.
             SALOMON SMITH BARNEY
                           MORGAN STANLEY DEAN WITTER

                           --------------------------

            The date of this Prospectus Supplement is July 16, 1998.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES. SUCH TRANSACTIONS MAY INCLUDE OVER-ALLOTMENT, STABILIZING, THE PURCHASE OF SECURITIES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                            ------------------------

    As used herein, unless the context otherwise requires, the term "Company" refers to CSC Holdings, Inc. and its subsidiaries. The term "Consolidated Financial Statements" refers to the Company's Consolidated Financial Statements and the notes thereto incorporated by reference from the Company's and Cablevision Systems Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended by the Company's and Cablevision Systems Corporation's Form 10-K/A for the fiscal year ended December 31, 1997 (collectively, the "Form 10-K"), and the term "Management's Discussion and Analysis" refers to the Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference from the Form 10-K and the Form 10-Q for the fiscal quarter ended March 31, 1998. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                            ------------------------

    This Prospectus Supplement and the accompanying Prospectus contain or incorporate by reference statements that constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from the forward looking statements as a result of various factors. Factors that may cause such differences to occur include, but are not limited to, (i) the level of the Company's revenues, (ii) subscriber demand, competition, the cost of programming and industry conditions, (iii) the regulatory environment in which the Company operates, (iv) the level of capital expenditures, (v) pending and future acquisitions and dispositions of assets, (vi) whether any pending unconsummated transactions are consummated on the terms and at the times set forth (if at all), (vii) new competitors entering the Company's franchise areas and (viii) other risks and uncertainties inherent in the cable television business. See "Risk Factors".

                                    SUMMARY

    THE FOLLOWING INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, FINANCIAL STATEMENTS AND PRO FORMA FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN. INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" IN THIS PROSPECTUS SUPPLEMENT.

                                  THE COMPANY

    The Company, a subsidiary of Cablevision Systems Corporation ("CSC Parent"), is one of the largest operators of cable television systems in the United States, with approximately 2,539,000 subscribers in eight states as of March 31, 1998, based on the number of basic subscribers in systems which are currently majority owned and managed by the Company. Through Rainbow Media Holdings, Inc. ("Rainbow Media"), a company owned 75% by the Company and 25% by NBC Cable Holding, Inc. ("NBC Cable"), a subsidiary of National Broadcasting Company, Inc. ("NBC"), the Company owns interests in and manages numerous national and regional programming networks, the Madison Square Garden sports and entertainment business and cable television advertising sales companies. The Company, through Cablevision Lightpath, Inc. ("Lightpath"), a wholly-owned subsidiary of the Company, provides switched telephone service. The Company also owns Cablevision Electronics Investments, Inc., doing business as Nobody Beats The Wiz, an electronics retailer operating approximately 40 retail locations in the New York City metropolitan area.

CABLE TELEVISION

    The cable television systems that are currently majority owned and managed by the Company (the "Company's cable television systems") served approximately 2,539,000 subscribers in eight states as of March 31, 1998. The Company's cable television systems have generally been characterized by relatively high revenues per subscriber ($42.19 as of March 31, 1998) and a high ratio of premium service units to basic subscribers (1.6:1 as of March 31, 1998). In calculating revenue per subscriber, the Company includes only recurring service revenues and excludes installation charges and certain other revenues such as advertising, pay-per-view and home shopping revenues.

    The cable television operations in the Company's Restricted Group of subsidiaries (the "Restricted Group") served approximately 2,490,000 subscribers as of March 31, 1998, primarily in and around metropolitan New York City (including in the boroughs of Brooklyn and The Bronx, on Long Island, in Fairfield County, Connecticut, in New Jersey and in Westchester County, New
York), in and around Boston, Massachusetts and in and around the greater Cleveland, Ohio metropolitan area. The Restricted Group also includes the commercial telephony operations of the Company's subsidiary, Lightpath, on Long Island, New York. The revenue per subscriber and ratio of premium service units to basic subscribers for cable television systems in the Restricted Group for March 1998 were $42.42 and 1.6:1, respectively.

    The Company's unrestricted group of subsidiaries (the "Unrestricted Group") includes (i) Rainbow Media, (ii) cable television operations that served approximately 49,000 subscribers as of March 31, 1998, (iii) Cablevision Electronics Investments, Inc. and (iv) CSC Technology, Inc. (the Company's subsidiary engaged in research and development of new technology).

RECENT DEVELOPMENTS

    See "Recent Developments" for a description of certain transactions, including the TCI NY/NJ Transactions (as defined herein), the Proposed TCI CT Transactions (as defined herein) and certain pending and completed cable television systems sales.

                                  THE OFFERING

Securities Offered..................  $500,000,000 principal amount of 7 1/4% Senior Notes due 2008 (the "Notes") and $500,000,000 principal
                                      amount of 7 5/8% Senior Debentures due 2018 (the
                                      "Debentures") offered by the Company (the
                                      "Offering").

Maturity Date.......................  July 15, 2008 for the Notes and July 15, 2018 for the
                                      Debentures.

Interest Payment Dates..............  January 15 and July 15, commencing January 15, 1999.

Optional Redemption.................  The Securities are not subject to redemption at the option of the Company prior to maturity.

Ranking.............................  The Securities are senior unsecured obligations of
                                      CSC Holdings and will rank PARI PASSU in right of
                                      payment with all existing and future unsubordinated
                                      indebtedness of CSC Holdings, including each other
                                      and CSC Holdings' 7 7/8% Senior Notes due 2007,
                                      8 1/8% Senior Debentures due 2009 and 7 7/8% Senior
                                      Debentures due 2018. All secured indebtedness of CSC
                                      Holdings will have a prior claim with respect to the
                                      assets securing such indebtedness. The liabilities,
                                      including trade payables, of CSC Holdings'
                                      subsidiaries will have a prior claim with respect to
                                      the assets of those subsidiaries. In that regard,
                                      certain of the subsidiaries in the Company's
                                      Restricted Group have guaranteed the indebtedness of
                                      CSC Holdings under the Company's principal bank
                                      credit agreement (the "Credit Agreement"), but these
                                      subsidiaries will not be guarantors of the
                                      Securities. As of March 31, 1998, after giving effect
                                      to the sale of the Securities offered hereby and the
                                      application of the estimated net proceeds therefrom,
                                      (i) CSC Holdings would have had no borrowings
                                      outstanding under the Credit Agreement, approximately
                                      $2,194 million of senior unsecured indebtedness,
                                      approximately $1,048 million of subordinated and
                                      senior subordinated indebtedness and obligations and
                                      approximately $5 million of capitalized leases (other
                                      than certain guarantees of subsidiary debt discussed
                                      below); (ii) subsidiaries in the Restricted Group
                                      would have had approximately $449 million of
                                      indebtedness and approximately $3 million of
                                      capitalized leases, in addition to the guarantees of
                                      CSC Holdings' borrowings under the Credit Agreement
                                      (there were no outstanding borrowings as of March 31,
                                      1998 after giving effect to the application of the
                                      net proceeds of the Offering); and (iii) subsidiaries
                                      in the Unrestricted Group would have had
                                      approximately $884 million of indebtedness and
                                      capitalized leases. All of the indebtedness of
                                      subsidiaries in the Restricted Group has been
                                      guaranteed by CSC Holdings (approximately $151
                                      million on a senior subordinated basis and the
                                      balance on a senior basis). See "Risk
                                      Factors--Ranking of Securities", "Recent

                                      Developments" and "Capitalization" for additional
                                      information concerning indebtedness of CSC Holdings
                                      and its subsidiaries and changes to the amount of
                                      such indebtedness since March 31, 1998.

Certain Restrictions................  The Indenture for the Securities, among other things, contains restrictions (with certain exceptions) on
                                      the ability of CSC Holdings and its Restricted
                                      Subsidiaries (as defined in the accompanying
                                      Prospectus) to incur additional indebtedness, make
                                      certain dividend payments or payments to redeem or
                                      retire capital stock, invest in Unrestricted
                                      Subsidiaries or Affiliates (each, as defined in the
                                      accompanying Prospectus), engage in certain
                                      transactions with Affiliates, incur liens and merge
                                      or consolidate with or transfer all or substantially
                                      all of their assets to another entity.

Absence of Public Market............  The Securities are new securities for which there currently is no market. Although Bear, Stearns & Co.
                                      Inc., Merrill Lynch, Pierce, Fenner & Smith
                                      Incorporated, Goldman, Sachs & Co., Salomon Brothers
                                      Inc and Morgan Stanley & Co. Incorporated
                                      (collectively, the "Underwriters") have informed the
                                      Company that they currently intend to make a market
                                      in the Securities, they are not obligated to do so,
                                      and any such market making may be discontinued at any
                                      time without notice. Accordingly, there can be no
                                      assurance as to the development or liquidity of any
                                      market for the Securities. The Company does not
                                      intend to apply for listing of the Securities on any
                                      securities exchange or for quotation through the
                                      National Association of Securities Dealers, Inc.'s
                                      Automated Quotation System.

Use of Proceeds.....................  The net proceeds to be received by the Company from the Offering are estimated to be approximately $984.8
                                      million and will be applied to repay borrowings under
                                      the Credit Agreement. The Company expects to reborrow
                                      the amount repaid under the Credit Agreement in the
                                      future for general corporate purposes. The Company
                                      also expects to raise additional funds in the future.
                                      See "Use of Proceeds" herein.

                            SELECTED FINANCIAL DATA

    The historical consolidated statement of operations data (except for book value per common share and deficiency of earnings available to cover fixed charges) and consolidated balance sheet data for each year ended and as of December 31 in each year in the five-year period ended December 31, 1997, included in the following selected financial data, have been derived from the Consolidated Financial Statements of the Company, audited by KPMG Peat Marwick LLP, independent certified public accountants. The historical consolidated statement of operations data and balance sheet data for the periods ended and as of March 31, 1998 and 1997 included in the following selected financial data have been derived from financial statements of the Company that have not been audited, but that, in the opinion of the management of the Company, reflect all adjustments necessary for the fair presentation of such data for the interim periods. The results of operations for the three-month period ended March 31, 1998 are not necessarily indicative of the results of operations for the full year, although the Company expects that it will incur a substantial loss for the year ended December 31, 1998. The pro forma consolidated statement of operations data for the year ended December 31, 1997 gives effect to the transactions described under "Unaudited Condensed Pro Forma Consolidated Financial Information" included herein. All share and per share data has been adjusted for a two-for-one stock split effected in the form of a common stock dividend paid on March 30, 1998.

                                                                              YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------------------------------------
                                 THREE MONTHS ENDED             1997
                                      MARCH 31,        ----------------------
                                ---------------------     PRO
                                   1998       1997      FORMA(8)     ACTUAL       1996        1995       1994        1993
                                ----------  ---------  ----------  ----------  ----------  ----------  ---------   ---------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA(1):
Revenues......................  $  645,382  $ 358,549  $2,249,106  $1,949,358  $1,315,142  $1,078,060  $ 837,169   $ 666,724
Operating expenses:
  Technical...................     332,019    151,399  1,019,432      853,800     538,272     412,479    302,885     241,877
  Selling, general and
    administrative............     189,181     84,867    569,893      514,574     313,476     266,209    195,942     172,687
  Restructuring charge........          --         --                      --          --          --      4,306(2)        --
  Depreciation and
  amortization................     135,049    108,005    559,544      499,809     388,982     319,929    271,343     194,904
                                ----------  ---------  ----------  ----------  ----------  ----------  ---------   ---------
Operating profit (loss).......     (10,867)    14,278    100,237       81,175      74,412      79,443     62,693      57,256
Other income (expense):
  Interest expense, net.......     (87,795)   (72,339)  (418,927 )   (363,208)   (265,015)   (311,887)  (261,781)   (230,327)
  Provision for preferential
    payment to related
    party.....................        (980)    (1,400)   (10,083 )    (10,083)     (5,600)     (5,600)    (5,600)     (5,600)
  Write-off of deferred
    interest and financing
    costs(3)..................          --         --    (24,547 )    (24,547)    (37,784)     (5,517)    (9,884)     (1,044)
  Gain on redemption of
    subsidiary preferred
    stock.....................          --         --    181,738 (4)    181,738(4)         --         --        --        --
  Loss on redemption of
    debentures................          --         --         --           --          --          --     (7,088)(3)        --
  Share of affiliates' net
    income (loss).............     (13,865)   (12,623)     4,317      (27,165)    (82,028)    (93,024)   (82,864)    (61,017)
  Gain (loss) on sale of
    programming and affiliate
    interests, net............     137,268         --    372,053      372,053          --      35,989         --        (330)
  Minority interest...........          82     (2,275)   (55,444 )    (60,694)     (9,417)     (8,637)    (3,429)      3,000
  Miscellaneous, net..........      (8,209)    (1,597)   (14,988 )    (12,606)     (6,647)     (8,225)    (7,198)     (8,720)
                                ----------  ---------  ----------  ----------  ----------  ----------  ---------   ---------
Net income (loss).............      15,634    (75,956)   134,356      136,663    (332,079)   (317,458)  (315,151)   (246,782)
Dividend requirements
  applicable to preferred
  stock.......................     (39,095)   (35,965)  (148,767 )   (148,767)   (127,780)    (20,249)    (6,385)       (885)
                                ----------  ---------  ----------  ----------  ----------  ----------  ---------   ---------
Net loss applicable to common
  stockholders................  $  (23,461) $(111,921) $ (14,411 ) $  (12,104) $ (459,859) $ (337,707) $(321,536)  $(247,667)
                                ----------  ---------  ----------  ----------  ----------  ----------  ---------   ---------
                                ----------  ---------  ----------  ----------  ----------  ----------  ---------   ---------
Deficiency of earnings
  available to cover fixed
  charges.....................  $       --  $ (75,956) $      --   $       --  $ (332,079) $ (317,458) $(315,151)  $(246,782)
                                ----------  ---------  ----------  ----------  ----------  ----------  ---------   ---------
                                ----------  ---------  ----------  ----------  ----------  ----------  ---------   ---------
Ratio of earnings to fixed
  charges.....................        1.16x        --       1.31 x       1.36x         --          --         --          --
                                ----------  ---------  ----------  ----------  ----------  ----------  ---------   ---------
                                ----------  ---------  ----------  ----------  ----------  ----------  ---------   ---------

                                                   (FOOTNOTES ON FOLLOWING PAGE)

                                                                              AS OF DECEMBER 31,
                                                ------------------------------------------------------------------------------
                                    AS OF
                                  MARCH 31,                1997
                                -------------   --------------------------
                                    1998        PRO FORMA(8)     ACTUAL        1996         1995         1994         1993
                                -------------   ------------   -----------  -----------  -----------  -----------  -----------
                                                           (DOLLARS IN THOUSANDS, EXCEPT
                                                           AVERAGE MONTHLY REVENUE DATA)
CONSOLIDATED BALANCE SHEET
  DATA(1):
  Total assets................   $ 5,624,747    $ 5,639,766    $ 5,625,091  $ 3,034,725  $ 2,502,305  $ 2,176,413  $ 1,327,418
  Total debt..................     4,569,268      4,708,737      4,694,062    3,334,701    3,157,107    3,169,236    2,235,499
  Redeemable preferred
    stock.....................     1,155,567      1,123,808      1,123,808    1,005,265      257,751           --           --
  Stockholders' deficiency....    (2,404,350)    (2,378,773)    (2,378,773)  (2,374,285)  (1,891,676)  (1,818,535)  (1,503,244)

STATISTICAL DATA(1):
  Homes passed(5).............     3,955,000      4,398,000      4,398,000    3,858,000    3,328,000    2,899,000    2,240,000
  Basic service subscribers...     2,539,000      2,844,000      2,844,000    2,445,000    2,061,000    1,768,000    1,379,000
  Basic penetration(6)........          64.2%          64.7%          64.7%        63.4%        61.9%        61.0%        61.6%
  Number of premium television
    units.....................     3,948,000      4,183,000      4,183,000    3,862,000    3,990,000    3,208,000    3,003,000
  Average number of premium
    units per basic
    subscriber................           1.6            1.5            1.5          1.6          1.9          1.8          2.2
  Average monthly revenue per
    basic subscriber(7).......   $     42.19    $     38.53    $     38.53  $     36.71  $     37.07  $     36.33  $     36.59
FINANCIAL RATIOS AND OTHER
  DATA:
  Operating profit before
    depreciation and
    amortization to
    revenues..................          19.2%          29.3%          29.8%        35.2%        37.0%        39.9%        37.8%
  Total debt to operating
    profit before depreciation
    and amortization..........           9.2x(9)         7.1x          8.1x         7.2x         7.9x         9.5x         8.9x
  Operating profit before
    depreciation and
    amortization to interest
    expense...................           1.4x           1.6x           1.6x         1.7x         1.3x         1.3x         1.1x

------------------------
(1) The consolidated statement of operations, balance sheet, statistical, ratios and other data reflect various acquisitions of cable television systems and other businesses during the periods presented. See "Business--Cable Television Operations" in the Form 10-K. Acquisitions made by the Company during the periods presented were accounted for under the purchase method of accounting and, accordingly, the acquisition costs were allocated to the net assets acquired based on their fair value. Acquisitions are reflected in the consolidated statement of operations, balance sheet and statistical data from the time of acquisition.

(2) The Company recorded a one-time charge in the first quarter of 1994 to provide for employee severance and related costs resulting from a restructuring of its operations.

(3) The Company wrote off approximately $1.0 million of deferred financing costs in 1993, related to the replacement of bank debt with subordinated debt. In October 1994, the Company entered into a new bank credit agreement and redeemed $200 million of its reset debentures. The related deferred financing costs and unamortized discount relating to each were written off (the portions relating to Cablevision of NYC and Cablevision of New Jersey amounting to $3.2 million were written off in 1995) and charges of approximately $2.0 million in redemption fees, $4.5 million in deferred financing costs and $0.6 million in unamortized discount were recorded in connection with the redemption of the reset debentures. In January 1995, Rainbow Media amended its credit agreement to refinance its existing borrowings and to provide funds for the acquisition of the third-party interests in SportsChannel New York and Rainbow News 12, resulting in an approximately $2.3 million write-off of deferred financing costs. In April 1996, the Company wrote off approximately $24.0 million of deferred interest and financing costs in connection with the refinancing of all indebtedness of V Cable and VC Holding, Inc. and the formation of Cablevision of Ohio. In September 1996, the Company wrote off approximately $10.3 million of deferred financing costs in connection with the refinancing of the Credit Agreement, and in the fourth quarter of 1996, an additional $3.1 million of deferred financing costs relating to the Company's MFR subsidiary were written off in connection with a reorganization and refinancing of Cablevision MFR, Inc. In July 1997, the Company paid a premium of approximately $8.4 million to redeem its 10 3/4% Senior Subordinated Debentures due 2004 and wrote off deferred financing costs of approximately $5.3 million in connection therewith.

(4) In July 1997, the Company redeemed the Series A preferred stock of A-R Cable and recognized a gain principally representing the reversal of accrued preferred dividends in excess of amounts paid.

(5) Homes passed is based upon homes passed by cable actually marketed and does not include multiple dwelling units passed by the cable plant that are not connected to it.

(6) Basic penetration represents basic service subscribers at the end of the period as a percentage of homes passed at the end of the period.

(7) Based on recurring service revenues, excluding installation charges and certain other revenues such as advertising, pay-per-view and home shopping revenues, for the month of March or December, as the case may be, divided by the average number of basic subscribers for that month.

(8) The pro forma consolidated statement of operations data, consolidated balance sheet data, statistical data and financial ratios and other data presented as of and for the year ended December 31, 1997 give pro forma effect to the transactions described herein under "Unaudited Condensed Pro Forma Consolidated Financial Information" and do not give pro forma effect to the TCI NY/NJ Transactions (as described herein under "Recent Developments--TCI NY/NJ Transactions"), the Proposed TCI CT Transactions (as described herein under "Recent Developments--Proposed TCI CT Transactions") and the completed or pending sale of certain cable television systems (as described herein under "Recent Developments--Pending and Completed Cable Television Systems Sales"). For the year ended December 31, 1997, giving effect to (i) the consummation of the TCI NY/NJ Transactions" and (ii) the transactions described under "Recent Developments--TCI NY/NJ Transactions" that would result in the combination of the cable operations of the Company and the Contributed Business Subsidiaries (as defined under "Recent Developments--TCI NY/NJ Transactions") and the establishment of Rainbow Media as a separate subsidiary of CSC Parent (collectively, the "Other Possible Related Transactions"), as if such Other Possible Related Transactions had occurred on January 1, 1997, the Company's ratio of total debt to operating profit before depreciation and amortization would have been approximately 6.5x. This amount has been computed on the basis of the actual results of the Contributed Business Subsidiaries for 1997 and the amount of debt actually assumed by Cablevision Systems Corporation in the TCI NY/NJ Transactions. The actual results of the Contributed Business Subsidiaries have not been adjusted to reflect any changes to such results that would have been expected if the Contributed Business Subsidiaries were subsidiaries or affiliates of the Company during 1997. As a result, this information is not necessarily indicative of results that would have been obtained if the transaction described under "Recent Developments--Proposed TCI NY/NJ Transactions" had occurred on January 1, 1997 nor is it indicative of future results. The Company's ratio of total debt to operating profit before depreciation and amortization for current and future periods could be affected by, a number of factors outside the Company's control, including
    (a) the level of revenues of the Company and the Contributed Business Subsidiaries, (b) subscriber demand, competition, the cost of programming and industry conditions, (c) the regulatory environment in which the Company operates, (d) the level of capital expenditures, (e) pending and future acquisitions and dispositions of assets, (f) whether any pending unconsummated transactions are consummated on the terms and at the times set forth (if at all), (g) new competitors entering the franchise areas of the Company and the Contributed Business Subsidiaries and (h) other risks and uncertainties inherent in the cable television business. See "Risk Factors." The combination of the Contributed Business Subsidiaries and the Company's cable television systems and any full or partial separation of Rainbow Media from the Company are dependent upon compliance with the Company's debt covenants and upon the receipt of regulatory and other approvals. There can be no assurances that either or both of the Other Possible Related Transactions will be consummated in a timely manner or at all. See "Recent Developments--TCI NY/NJ Transactions."

(9) Operating profit before depreciation and amortization is annualized for purposes of preparing interim financial ratios that include balance sheet items.

                                  RISK FACTORS

    PURCHASE OF THE SECURITIES OFFERED HEREBY INVOLVES VARIOUS RISKS, INCLUDING THE FOLLOWING PRINCIPAL FACTORS, WHICH, TOGETHER WITH THE OTHER MATTERS SET FORTH HEREIN OR INCORPORATED BY REFERENCE HEREIN, SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE INVESTORS. THE RISK FACTORS SET FORTH BELOW SUPERSEDE THE SECTION CAPTIONED "RISK FACTORS" IN THE ACCOMPANYING PROSPECTUS.

    SUBSTANTIAL INDEBTEDNESS AND HIGH DEGREE OF LEVERAGE. The Company has incurred substantial indebtedness and issued substantial amounts of mandatorily redeemable preferred stock, primarily to finance acquisitions and expansion of its operations, to refinance outstanding indebtedness and, to a lesser extent, for investments in and advances to affiliates. The Company's consolidated debt plus the Company's 11 3/4% Series H Redeemable Exchange Preferred Stock and
11 1/8% Series M Redeemable Exchangeable Preferred Stock aggregated approximately $5.7 billion at March 31, 1998. See Note 5 of Notes to the Consolidated Financial Statements. As a result of the Company's high level of indebtedness and the significant amount of redeemable preferred stock, the Company has significant cash requirements to service indebtedness and to pay dividends and redemption amounts on redeemable preferred stock, increasing the Company's vulnerability to adverse developments in its business and adverse economic and industry conditions.

    NET LOSSES AND STOCKHOLDERS' DEFICIENCY. The Company reported net losses applicable to common stockholders for the three months ended March 31, 1998 and 1997 of $23.5 million and $111.9 million, respectively, and for the years ended December 31, 1997, 1996 and 1995 of $12.1 million, $459.9 million and $337.7 million, respectively. At March 31, 1998, the Company had a stockholders' deficiency of $2.4 billion. The net losses primarily reflect high levels of interest expense and depreciation and amortization charges relating to the depreciation of assets obtained through, and debt incurred to finance, acquisitions. Interest expense and depreciation and amortization charges remained at a high level throughout 1995, 1996 and 1997 and will continue at high levels throughout 1998 and future years as a result of previously completed, pending and future acquisitions, expected capital expenditures and additional investments in the Company's programming operations. The Company expects to continue incurring substantial losses for at least the next several years. See "Management's Discussion and Analysis--Liquidity and Capital Resources".

    POSSIBLE NONCOMPLETION OF CERTAIN TRANSACTIONS. There can be no assurances that the pending transactions referred to in the Form 10-Q for the fiscal quarter ended March 31, 1998, including the transactions contemplated by the non-binding letter of intent for CSC Parent to acquire the cable television systems owned by Tele-Communications, Inc. ("TCI") in and around Hartford, Vernon, Branford and Lakeville, Connecticut, will be consummated in a timely manner or at all.

    POSSIBLE SEPARATION OF RAINBOW MEDIA FROM THE COMPANY. Following the completion of the transaction with TCI described in the Company's Form 10-K, CSC Holdings, the issuer of the Securities, became a wholly-owned subsidiary of CSC Parent. The indirect subsidiaries of TCI contributed in such transactions (the "TCI Contributed Entities") are held as separate direct subsidiaries of CSC Parent, and Rainbow Media continues to be a 75%-owned subsidiary of CSC Holdings (with NBC owning the remaining 25% interest). The Contribution and Merger Agreement with TCI permits the Company under certain circumstances to restructure these holdings so that Rainbow Media becomes a separate subsidiary of CSC Parent (and would no longer be a subsidiary of CSC Holdings), and the TCI Contributed Entities become subsidiaries of CSC Holdings. Following such transactions, the residual equity value of Rainbow Media would no longer support the ability to pay interest and principal on the Securities and other debt.

    NEED FOR ADDITIONAL FINANCING. The Company's business requires substantial investment on a continuing basis to finance capital expenditures and related expenses for, among other things, upgrade of the Company's cable plant, the offering of new services and the further participation in existing services, the funding of costs of cable programming services prior to their becoming cash-flow positive and the servicing, repayment or refinancing of its indebtedness and mandatorily redeemable preferred stock. The Company will require significant additional financing, through debt and/or equity issuances, to meet its capital expenditure, personal communication systems ("PCS") and direct broadcasting satellite ("DBS") plans and to pay the principal of and interest on its debt and to pay dividends and make redemption payments on its preferred stock. The Company also intends to incur additional costs to facilitate the startup of such adjunct businesses as high speed data service, digital video service and residential telephony. Depending upon the timing and scope of the rollout of these businesses, the Company may require additional capital. Depending on the scope of the Company's participation in the PCS and DBS ventures, additional capital may also be required for these businesses. In addition, the Company may require additional capital if it elects to pay cash to acquire ITT Corporation's remaining interest in MSG following an exercise by ITT Corporation of its put rights at approximately $94 million in cash or by the Company of its call rights with respect to such interests. There can be no assurance that the Company will be able to issue additional debt or obtain additional equity capital on satisfactory terms, or at all, to meet its future financing needs. See "Management's Discussion and Analysis--Liquidity and Capital Resources".

    FUTURE CAPITAL EXPENDITURES AND COMMITMENTS. The Company intends to make substantial capital expenditures, including major system upgrades, with respect to its cable television systems over the next several years. In addition, the Company, through Rainbow Media and its subsidiaries, has entered into numerous contracts relating to cable television programming, including rights agreements with professional and other sports teams. These contracts typically require substantial payments over extended periods of time. See Note 12 of Notes to the Consolidated Financial Statements for a discussion of commitments.

    INTANGIBLE ASSETS. The Company had total assets at March 31, 1998 of $5.6 billion, of which $2.3 billion were intangible assets, consisting of franchises, affiliation agreements, excess cost over fair value of net assets required and deferred financing, acquisition and other costs. It is possible that no cash would be recoverable from the voluntary or involuntary sale of these intangible assets.

    VOTING CONTROL BY MAJORITY STOCKHOLDERS; DISPARATE VOTING RIGHTS. As of March 31, 1998, Charles F. Dolan beneficially owned and possessed sole voting power with respect to 797,616 shares or 1.5% of CSC Parent's outstanding Class A common stock (the "Class A Common Stock") and 9,931,550 shares or 44.8% of CSC Parent's outstanding Class B common stock (the "Class B Common Stock" and, collectively with the Class A Common Stock, the "Common Stock"). In addition, as of March 31, 1998, an aggregate of 2,267,012 shares or 10.2% of the outstanding Class B Common Stock was held by a Grantor Retained Annuity Trust (the "GRA Trust") established by Mr. Dolan for estate planning purposes. Mr. Dolan may be deemed to have beneficial ownership of the shares of Class B Common Stock held by the GRA Trust due to his right to reacquire the Class B Common Stock held by the GRA Trust by substituting other property of equivalent value, but, until such event, the GRA Trust, through its co-trustees (who are Mr. Dolan and his spouse), has the power to vote and dispose of the shares of Class B Common Stock held by it. As a result of his beneficial ownership of the shares held by the GRA Trust, as of March 31, 1998, Mr. Dolan beneficially owned 797,616 shares or 1.5% of CSC Parent's outstanding Class A Common Stock and 12,198,562 shares or 55.0% of CSC Parent's outstanding Class B Common Stock. On a combined basis, these shares represented 17.3% of the total number of shares of both classes of Common Stock and 44.7% of the total voting power of the Common Stock. Other trusts established by Mr. Dolan for the benefit of certain Dolan family members, and as to which Mr. Dolan disclaims beneficial ownership, owned, as of March 31, 1998, an additional 999,500 shares of Class A Common Stock or 1.9% of the Class A Common Stock and 9,993,856 shares of the Class B Common Stock or 45.0% of the Class B Common Stock and 36.8% of the total voting power of all classes of the Common Stock. As a result of this stock ownership, Dolan family members have the power to elect all the directors of CSC Parent subject to election by holders of the Class B Common Stock, which directors constitute 75% of the entire Board of Directors of CSC Parent. Moreover, because holders of Class B Common Stock are entitled to ten votes per share while holders of Class A Common Stock are entitled to one vote per share, Dolan family members may control stockholder decisions on matters in which holders of Class A and Class B Common Stock vote together as a class. These matters include the amendment of certain provisions of CSC Parent's certificate of incorporation (the "Certificate of Incorporation") and the approval of fundamental corporate transactions, including mergers. In addition, because the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Class B Common Stock, voting separately as a class, is required to approve (i) the authorization or issuance of any additional shares of Class B Common Stock and (ii) any amendment, alteration or repeal of any of the provisions of the Certificate of Incorporation which adversely affects the powers, preferences or rights of the Class B Common Stock, Dolan family members also have the power to prevent such issuance or amendment. The voting rights of the Class B Common Stock beneficially owned by the Dolan family members will not be modified as a result of any transfer of legal or beneficial ownership thereof.

    RESTRICTIVE COVENANTS. The Credit Agreement and certain of the Company's other debt instruments contain various financial and operating covenants which, among other things, require the maintenance of certain financial ratios and restrict the Company's ability to borrow funds from other sources and to utilize funds for various purposes, including investments in certain subsidiaries. Violation of the covenants in the Credit Agreement or in the indentures governing the Company's publicly-issued debentures and notes could result in a default under the Credit Agreement which would permit the bank lenders thereunder (i) to restrict the Company's ability to borrow undrawn funds under the Credit Agreement and (ii) to accelerate the maturity of borrowings thereunder. See "Management's Discussion and Analysis--Liquidity and Capital Resources".

    RISKS RELATED TO REGULATION. The Company's cable television operations may be adversely affected by government regulation, the impact of competitive forces and technological changes. In 1992, Congress enacted the 1992 Cable Act, which represented a significant change in the regulatory framework under which cable television systems operate. In 1993 and 1994, the Federal Communications Commission (the "FCC") ordered reductions in cable television rates. In 1995, a Federal appeals court upheld the material aspects of the FCC's rate regulation scheme. Congress subsequently enacted legislation (the "Telecommunications Act of 1996") that relaxes the regulation of certain cable television rates; however, the most significant rate regulation relaxation affecting the Company will not occur until after March 31, 1999, and legislation has been introduced in Congress to postpone this date indefinitely. See "Business--Competition--Cable Television" and "Business--Regulation--Cable Television" in the Form 10-K.

    RISK OF COMPETITION. Cable operators compete with a variety of distribution systems, including broadcast television stations, DBS, multichannel multipoint distribution services ("MMDS"), satellite master antenna systems ("SMATV") and private home dish earth stations. For example, four DBS systems are now operational in the United States, some with investment by companies with substantial resources such as Hughes Electronics Corp. The 1992 Cable Act prohibits a cable programmer that is owned by or affiliated with a cable operator (such as Rainbow Media) from unreasonably discriminating among or between cable operators and other multichannel video distribution systems with respect to the price, terms and conditions of sale or distribution of the programmer's service and from unreasonably refusing to sell service to any multichannel video programming distributor. Cable systems also compete with the entities that make videotaped movies and programs available for home rental. The Telecommunications Act of 1996 gives telephone companies and other video providers the option of providing video programming to subscribers through "open video systems" ("OVS"), a wired video delivery system similar to a cable television system that would not require a local cable franchise. Several OVS operators have sought to enter New York City, Boston and Westchester County, New York, and one, RCN, is currently operating in Boston and New York City. Additional video competition to cable systems is possible from new wireless local multipoint distribution services ("LMDS") authorized by the FCC, for which spectrum was recently auctioned by the FCC.

    COMPETITION FROM TELEPHONE COMPANIES. The 1984 Cable Act barred co-ownership of telephone companies and cable television systems operating in the same service areas. The Telecommunications Act of 1996 repealed this restriction and permits a telephone company to provide video programming directly to subscribers in its telephone service territory, subject to certain regulatory requirements, but generally prohibits a telephone company from acquiring an in-region cable operator, except in certain small markets under certain circumstances. Telephone companies (Ameritech Corp. in Ohio and Southern New England Telephone Co. in Connecticut) have obtained or applied for local franchises to construct and operate cable television systems in several communities in which the Company currently holds cable franchises, and in certain locations have commenced offering service in competition with the Company. See "Business-- Regulation--Cable Television" and "Business--Competition--Cable Television" in the Form 10-K.

    RISK OF NON-EXCLUSIVE FRANCHISES AND FRANCHISE RENEWALS. The Company's cable television systems are operated primarily under non-exclusive franchise agreements with local government franchising authorities, in some cases with the approval of state cable television authorities. The Company's business is dependent on its ability to obtain and renew its franchises. Although the Company has never lost a franchise as a result of a failure to obtain a renewal, its franchises are subject to non-renewal or termination under certain circumstances. In certain cases, franchises have not been renewed at expiration and the Company operates under either temporary operating agreements or without a license while negotiating renewal terms with the franchising authorities. See "Business--Cable Television Operations-- Franchises" in the Form 10-K.

    RANKING OF SECURITIES. The Securities are senior unsecured obligations of CSC Holdings and will rank PARI PASSU in right of payment with all existing and future unsubordinated indebtedness of CSC Holdings, including each other and CSC Holdings' 7 7/8% Senior Notes due 2007, 8 1/8% Senior Debentures due 2009 and
7 7/8% Senior Debentures due 2018. All secured indebtedness of CSC Holdings will have a prior claim with respect to the assets securing such indebtedness. The liabilities, including trade payables, of CSC Holdings' subsidiaries will have a prior claim with respect to the assets of those subsidiaries. In that regard, certain of the subsidiaries in the Restricted Group have guaranteed the indebtedness of CSC Holdings under its Credit Agreement, but these subsidiaries will not be guarantors of the Securities. As of March 31, 1998, after giving effect to the sale of the Securities offered hereby and the application of the estimated net proceeds therefrom, (i) CSC Holdings would have had no borrowings outstanding under the Credit Agreement, approximately $2,194 million of senior unsecured indebtedness, approximately $1,048 million of subordinated and senior subordinated indebtedness and obligations and approximately $5 million of capitalized leases (other than certain guarantees of subsidiary debt discussed below); (ii) subsidiaries in the Restricted Group would have had approximately $449 million of indebtedness and approximately $3 million of capitalized leases, in addition to the guarantees of CSC Holdings' borrowings under the Credit Agreement (there were no outstanding borrowings as of March 31, 1998 after giving effect to the application of the net proceeds of the Offering); and (iii) subsidiaries in the Unrestricted Group would have had approximately $884 million of indebtedness and capitalized leases. All of the indebtedness of subsidiaries in the Restricted Group has been guaranteed by CSC Holdings (approximately $151 million on a senior subordinated basis and the balance on a senior basis). See "Recent Developments" and "Capitalization" for additional information concerning indebtedness of CSC Holdings and its subsidiaries and changes to the amount of such indebtedness since March 31, 1998.

    ABSENCE OF PUBLIC MARKET. The Securities are new securities for which there currently is no market. Although the Underwriters have informed the Company that they currently intend to make a market in the Securities, they are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Securities. The Company does not intend to apply for listing of the Securities on any securities exchange or for quotation through the National Association of Securities Dealers, Inc.'s Automated Quotation System ("NASDAQ").

    YEAR 2000. The Company recognizes the need to ensure that its operations will not be adversely impacted by Year 2000 software failures. Software failures due to processing errors potentially arising from calculations using the Year 2000 date are a known risk. In 1997, the Company installed a new financial applications system which is Year 2000 compliant. However, the Company is still in the process of identifying and evaluating the risks associated with operational systems. The Company is also in the process of obtaining information from outside data processing suppliers and others as to the status of their exposure to Year 2000 problems. The total cost of compliance and its effect on the Company's future results of operations have not yet been determined, but could be significant.

                                  THE COMPANY

    The Company is one of the largest operators of cable television systems in the United States, with approximately 2,539,000 subscribers in eight states as of March 31, 1998, based on the number of basic subscribers in systems that are currently majority owned and managed by the Company. The Company also has ownership interests in companies that produce and distribute national and regional programming services and provide advertising sales services for the cable television industry and in MSG, a sports entertainment company.

    For financing purposes, the Company is structured as a Restricted Group and an Unrestricted Group. The Restricted Group includes (i) all of the Company's cable operations in and around metropolitan New York City, including Long Island, in and around the greater Cleveland, Ohio metropolitan area and in and around Boston, Massachusetts and (ii) the commercial telephony operations of the Company's subsidiary, Cablevision Lightpath, Inc., on Long Island, New York. The Unrestricted Group includes the Company's cable television operations other than those included in the Restricted Group. Other Unrestricted Group subsidiaries include Rainbow Media (which conducts the Company's programming and entertainment activities and includes AMC, Bravo, a 60% general partnership interest in Regional Programming Partners, a 50% general partnership interest in National Sports Partners, a 50% general partnership interest in National Advertising Partners, an interest in a DBS business and certain other subsidiaries), Rainbow Advertising (which sells advertising time on behalf of the Company's cable television systems, certain of Rainbow Media's programming networks and some unaffiliated cable television systems), CSC Technology, Inc. (the Company's subsidiary engaged in research and development of new technology), Cablevision Electronics Investments, Inc., doing business as Nobody Beats The Wiz, and the Company's interest in a PCS business. The Restricted Group and certain members of the Unrestricted Group are individually and separately financed. The indebtedness of each entity in the Unrestricted Group is non-recourse to CSC Holdings, except that, in certain cases, such indebtedness has been guaranteed by CSC Holdings with recourse on such guarantee limited to the capital stock of such entities owned by CSC Holdings. Rainbow Media's cash requirements have been financed to date by the Restricted Group, by sales of equity interests in the programming businesses and, as set forth below under "--Programming and Entertainment Services", through separate external debt financing of Rainbow Media, AMC and MSG, which are, as to the assets of Rainbow Media and such subsidiaries, structurally senior to the Securities and CSC Holdings' other indebtedness. See "Management's Discussion and Analysis--Liquidity and Capital Resources" for a discussion of the restrictions on investments by the Restricted Group and certain other matters. See "Recent Developments" for a discussion of certain transactions involving the Restricted Group and members of the Unrestricted Group.

STRATEGY

    The Company's strategy has been to concentrate its cable television systems in and around three major metropolitan areas: New York City, Boston and Cleveland, with a view to being a significant cable provider in each of these markets; to maximize its revenue per subscriber by marketing premium services; to develop and promote niche programming and entertainment services; and to remain an industry leader in upgrading the technological capabilities of its systems.

    The Company believes that its cable television systems on Long Island, New York comprise the largest contiguous group of cable television systems under common ownership in the United States (measured by number of subscribers). By developing systems in and around major metropolitan areas, including expansion through acquisitions in areas in which the Company has existing systems, the Company has been able to realize economies of scale in the operation and management of its systems and to capitalize on opportunities to create and market programming of regional interest.

    Through the current and planned upgrade of its cable plant, including the utilization of fiber optic cable and associated electronics, the Company is seeking to significantly increase its analog channel capacity and add new digital channel capacity that will facilitate the startup of such adjunct businesses as information services, interactive services (including Internet access), near video on demand, video on demand, residential telephony and commercial telephony. To successfully roll out these adjunct new businesses significantly beyond the initial development phases, the Company will require additional capital. See "Risk Factors--Need for Additional Financing".

CABLE TELEVISION

    The cable television systems that are currently majority owned and managed by the Company (the "Company's cable television systems") served approximately 2,539,000 subscribers in eight states as of March 31, 1998. The Company's cable television systems have generally been characterized by relatively high revenues per subscriber ($42.19 as of March 31, 1998) and a high ratio of premium service units to basic subscribers (1.6:1 as of March 31, 1998). In calculating revenue per subscriber, the Company includes only recurring service revenues and excludes installation charges and certain other revenues such as advertising, pay-per-view and home shopping revenues.

    The cable television operations in the Company's Restricted Group of subsidiaries (the "Restricted Group") served approximately 2,490,000 subscribers as of March 31, 1998, primarily in and around metropolitan New York City (including in the boroughs of Brooklyn and The Bronx, on Long Island, in Fairfield County, Connecticut, in New Jersey and in Westchester County, New
York) and in and around Boston, Massachusetts, and in and around the greater Cleveland, Ohio metropolitan area. The Restricted Group also includes the commercial telephony operations of the Company's subsidiary, Lightpath, on Long Island, New York. The revenue per subscriber and ratio of premium service units to basic subscribers for cable television systems in the Restricted Group for March 1998 were $42.42 and 1.6:1, respectively.

    The Unrestricted Group includes (i) Rainbow Media, (ii) cable television operations that served approximately 49,000 subscribers as of March 31, 1998,
(iii) Cablevision Electronics Investments, Inc., and (iv) CSC Technology, Inc. (the Company's subsidiary engaged in research and development of new technology).

PROGRAMMING AND ENTERTAINMENT SERVICES

    The Company conducts its programming and entertainment activities through Rainbow Media, its 75% owned subsidiary and a member of the Unrestricted Group, and through subsidiaries of Rainbow Media in partnership with certain unaffiliated entities, including Fox/Liberty Networks, L.L.C. ("Fox/ Liberty"). The remaining 25% interest in Rainbow Media is owned by NBC Cable. Rainbow Media's businesses include leading national and regional programming networks and the Madison Square Garden sports and entertainment businesses. Rainbow Media also owns cable television advertising businesses. Rainbow Media's national entertainment networks include American Movie Classics (which features American theatrically released classic films and original programming), Bravo (which features films and performing arts programs, including jazz, dance, classical music and theatrical and original programming), Romance Classics (which features theatrically released films, mini-series, made for television movies and original programming having a romantic theme), MuchMusic (which features a diverse mix of new and established musical artists) and The Independent Film Channel (which features independent films made outside the traditional Hollywood system). National Sports Partners is a national sports network featuring Fox Sports Net, which provides national sports programming to regional sports networks. National Sports Partners is 50% owned by Rainbow Media and is managed and 50% owned by Fox/Liberty. Rainbow Media owns a 60% interest in, and manages, Regional Programming Partners, a partnership with Fox/ Liberty. Regional Programming Partners owns an approximate 96.3% interest in Madison Square Garden, a sports and entertainment company that owns and operates the Madison Square Garden Arena and the adjoining Theatre at Madison Square Garden, the New York Knickerbockers professional basketball team, the New York Rangers professional hockey team, the New York Liberty professional women's basketball team, the New York City Hawks professional arena football team, the Madison Square Garden Network,

Fox Sports New York and Radio City Productions (which operates Radio City Music Hall in New York City). Regional Programming Partners also owns interests in regional sports networks that provide regional sports programming to the New England, Chicago, Cincinnati, Cleveland, San Francisco and Florida areas, in addition to Madison Square Garden Network and Fox Sports New York which provide regional sports programming to the New York City metropolitan area. Rainbow Media owns Rainbow News 12 which operates regional news networks servicing suburban areas surrounding New York City. Rainbow Media also owns and operates Rainbow Advertising Sales Corporation, a cable television advertising company, and owns a 50% interest in National Advertising Partners, which sells national advertising for regional sports networks and is managed and 50% owned by Fox/Liberty. See "Business--Programming Operations--General" in the Form 10-K.

                              RECENT DEVELOPMENTS

TCI NY/NJ TRANSACTIONS

    On March 4, 1998, CSC Parent completed transactions with TCI ("TCI NY/NJ Transactions") pursuant to which CSC Parent acquired certain cable television systems owned and operated by TCI and located in New Jersey, on Long Island and in New York's Rockland, Orange and Westchester counties. CSC Parent issued to certain TCI entities (the "TCI Transferors") an aggregate of 24,471,086 shares (adjusted for the two-for-one stock split) of CSC Parent Class A Common Stock. In addition, CSC Parent assumed certain related liabilities, including an aggregate amount of indebtedness for borrowed money equal to $669 million (the "Assumed Debt"). The Contributed Business Subsidiaries are wholly-owned (directly or indirectly) by CSC Parent. The Company has no ownership interest in the Contributed Business Subsidiaries and has not guaranteed any of their debt or other obligations. See "Management's Discussion and Analysis--Liquidity and Capital Resources" in the Form 10-K for a discussion of the Bridge Credit Agreement.

    The agreement effecting the TCI NY/NJ Transactions ("Contribution Agreement") permits CSC Parent to combine the cable operations of the Company and the Contributed Business Subsidiaries on and after March 4, 1999 or prior thereto if the Company receives a favorable tax ruling. Following such a combination, CSC Parent would be permitted under the Contribution Agreement to establish Rainbow Media as a separate subsidiary of CSC Parent. No decision has been made as to whether such combination of the Contributed Business Subsidiaries and the Company's cable television systems and the Rainbow Media separation would be effected without such a favorable ruling, and there can be no assurances that such a ruling will be obtained. If the Company effects these transactions, Rainbow Media and its subsidiaries would be subsidiaries of CSC Parent and would no longer be subsidiaries of the Company. Combination of the Contributed Business Subsidiaries and the Company's cable television systems and any full or partial separation of Rainbow Media from the Company is also dependent upon compliance with the Company's debt covenants and upon the receipt of regulatory and other approvals.

    The following charts summarize the corporate organization structure of CSC Parent and the Company immediately following the TCI NY/NJ Transactions and after giving effect to the combination of the Contributed Business Subsidiaries with the Company and the Rainbow Media separation, which are permitted under the Contribution Agreement. No decision has been made as to whether a combination of the Contributed Business subsidiaries and the Company's cable television systems and the Rainbow Media separation will be effected.

                                   [LOGO]

                                   [LOGO]

PROPOSED TCI CT TRANSACTIONS

    On January 27, 1998, the Company, CSC Parent and a subsidiary of TCI entered into a non-binding letter of intent for CSC Parent or the Company to acquire TCI's cable television systems (the "TCI Connecticut Systems") in and around Hartford, Vernon, Branford and Lakeville, Connecticut on the terms described below (the "Proposed TCI CT Transactions"). In consideration for the TCI Connecticut Systems, which have been valued by the parties at $380 million, in the Proposed TCI CT Transactions CSC Parent or the Company will (i) transfer to TCI its cable television systems serving Kalamazoo, Michigan (which served approximately 48,000 subscribers as of December 31, 1997 and which have been valued by the parties at $75 million), (ii) transfer to TCI other cable television systems to be identified by TCI and purchased with approximately $25 million of funds provided by CSC Parent, (iii) issue shares of CSC Parent's Class A Common Stock (based on a $57.80 per share valuation) and (iv) assume certain indebtedness relating to the TCI Connecticut Systems, which is anticipated to total approximately $110 million.

    It is anticipated that the TCI Connecticut Systems initially will be contributed to and held by subsidiaries of CSC Parent and will not be contributed to or held by subsidiaries of the Company unless CSC Parent decides to combine the cable operations of the Company and the TCI Connecticut Systems.

    The closing of the Proposed TCI CT Transactions will be conditioned, among other things, upon the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and other regulatory and other customary approvals. In addition, under TCI's agreements with AT&T Corporation, approval of the Proposed TCI CT Transactions may be required. The Proposed TCI CT Transactions are currently expected to be consummated during 1998. There can be no assurance that definitive agreements will be completed or that the HSR Act waiting period will expire or be terminated in a timely fashion or that other approvals will be obtained in a timely manner or at all or that governmental agencies or others will not take legal action to prevent the consummation of the Proposed TCI CT Transactions. Accordingly, there can be no assurance that the Proposed TCI CT Transactions will be consummated in a timely fashion, or at all.

PENDING AND COMPLETED CABLE TELEVISION SYSTEMS SALES

    On February 19, 1997, the Company announced that it was pursuing a plan to dispose of certain nonstrategic cable television systems representing an aggregate of up to 478,000 basic subscribers. As of March 31, 1998, the Company has completed the sale of cable television systems in Alabama, Arkansas, Florida, Illinois, Kansas, Kentucky, Maine, Missouri, New York, North Carolina, Ohio, Oklahoma, Pennsylvania and neighboring states, representing approximately 385,000 subscribers for an aggregate purchase price of $499 million. As of such date, the Company had also entered into definitive agreements covering the sale of individual cable television systems representing approximately 49,000 subscribers. There can be no assurance that the Company will enter into agreements covering other asset sales or that any pending asset sale transactions will be consummated.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the Offering are estimated to be approximately $984.8 million. The Company will initially apply the net proceeds from the Offering to the repayment of borrowings under the Company's Credit Agreement. All of the borrowings repaid may be reborrowed under the Credit Agreement, and the Company expects to reborrow such amount in the future for general corporate purposes. The Company also expects to raise additional funds in the future. See "Management's Discussion and Analysis--Liquidity and Capital Resources" for information concerning the Company's significant expected expenditures.

    The borrowings under the Credit Agreement being repaid bear interest at floating rates, currently 6.6%, and mature in installments over the 2001-2007 time periods. See "Management's Discussion and Analysis--Liquidity and Capital Resources".

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company and its consolidated subsidiaries at March 31, 1998 and as adjusted to reflect the issuance of $1,000,000,000 of the Securities offered hereby and the application of the estimated net proceeds to the Company therefrom. See "Recent Developments" and "Use of Proceeds".

                                                                                           AS OF MARCH 31, 1998
                                                                                        --------------------------
                                                                                         HISTORICAL    PRO FORMA
                                                                                        ------------  ------------

LONG-TERM DEBT(1):                                                                        (DOLLARS IN THOUSANDS)
    Restricted Group:
        Bank indebtedness(2)..........................................................  $    959,200  $         --
        Cablevision MFR, Inc. bank indebtedness.......................................       324,052       298,422
        7 7/8% Senior Notes due 2007..................................................       499,492       499,492
        7 1/4% Senior Notes due 2008 offered hereby...................................            --       500,000
        8 1/8% Senior Debentures due 2009.............................................       398,581       398,581
        7 7/8% Senior Debentures due 2018.............................................       296,592       296,592
        7 5/8% Senior Debentures due 2018 offered hereby..............................            --       499,505
        9 1/4% Senior Subordinated Notes due 2005.....................................       300,000       300,000
        9 7/8% Senior Subordinated Notes due 2006.....................................       149,499       149,499
        9 7/8% Senior Subordinated Debentures due 2013................................       199,070       199,070
        10 1/2% Senior Subordinated Debentures due 2016...............................       250,000       250,000
        9 7/8% Senior Subordinated Debentures due 2023................................       149,706       149,706
        Subordinated notes(3).........................................................       151,000       151,000
        Capitalized lease obligations.................................................         7,856         7,856
                                                                                        ------------  ------------
              Total Restricted Group..................................................     3,685,048     3,699,723
    Other Unrestricted Subsidiaries:
        AMC bank indebtedness.........................................................       204,250       204,250
        MSG bank indebtedness.........................................................       387,000       387,000
        Rainbow Media bank indebtedness...............................................       208,794       208,794
        Cablevision Electronics bank indebtedness.....................................        47,483        47,483
        Capitalized lease obligations and other.......................................        36,693        36,693
                                                                                        ------------  ------------
              Total Other Unrestricted Subsidiaries...................................       884,220       884,220
                                                                                        ------------  ------------
                    Total long-term debt..............................................     4,569,268     4,583,943
                                                                                        ------------  ------------
Series H Redeemable Exchangeable Preferred Stock(4)...................................       334,595       334,595
                                                                                        ------------  ------------
Series M Redeemable Exchangeable Preferred Stock(4)...................................       820,972       820,972
                                                                                        ------------  ------------
STOCKHOLDERS' DEFICIENCY(1):
    Series I Cumulative Convertible Exchangeable Preferred Stock(4)...................            14            14
    Class A Common Stock:
        Authorized--50,000,000 shares
        Outstanding--1,000 shares.....................................................            --            --
    Class B Common Stock:
        Authorized--20,000,000 shares
        Outstanding--0 shares.........................................................            --            --
    Paid-in-capital...................................................................       170,288       170,288
    Accumulated deficit...............................................................    (2,574,652)   (2,574,652)
                                                                                        ------------  ------------
        Total stockholders' deficiency................................................    (2,404,350)   (2,404,350)
                                                                                        ------------  ------------
            Total capitalization......................................................  $  3,320,485  $  3,335,160
                                                                                        ------------  ------------
                                                                                        ------------  ------------

                                                   (FOOTNOTES ON FOLLOWING PAGE)

FOOTNOTES:

(1) As described under "Recent Developments", in connection with the Proposed TCI CT Transactions, TCI would contribute to CSC Parent or the Company the TCI Connecticut Systems in exchange for the Company's Kalamazoo, Michigan system, certain other designated cable television systems, shares of CSC Parent's Class A Common Stock and CSC Parent or the Company would assume indebtedness associated with the TCI Connecticut Systems. This transaction is not reflected in the "Capitalization" table, nor is the effect of the pending transactions discussed under "Recent Developments--Pending and Completed Cable Television Systems Sales".

(2) See "Management's Discussion and Analysis--Liquidity and Capital Resources" and the Consolidated Financial Statements for a description of bank indebtedness. These amounts do not include approximately $32 million reserved under the Company's bank credit agreements for certain letters of credit issued on behalf of the Company. The Company and its New Jersey subsidiary are jointly and severally liable under the New Jersey subsidiary's credit agreement. Certain of CSC Holdings' subsidiaries in the Restricted Group have guaranteed CSC Holdings' borrowings under the Credit Agreement.

(3) Represents Cablevision MFR, Inc. seller notes in the amount of $141.3 million for Monmouth Cable and Riverview Cable and $9.7 million for CFHI, which were repaid on June 17, 1998.

(4) At CSC Holdings' election, this series of Preferred Stock may be exchanged for senior subordinated debentures in a principal amount corresponding to the liquidation value of the Preferred Stock.

        UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

    The following unaudited condensed pro forma consolidated statement of operations for the year ended December 31, 1997 presents the Company's financial position as adjusted to give effect to (i) the NBC Transaction, (ii) the MSG Redemption, (iii) the 1997 Warburg Transactions, and (iv) the Offering and the application of the proceeds therefrom as if they had occurred on January 1, 1997.

    The unaudited condensed pro forma consolidated financial statements should be read in conjunction with the notes thereto and the historical consolidated financial statements and notes thereto incorporated herein by reference. The pro forma financial information has been prepared for comparative purposes only and is not necessarily indicative of what the actual financial position or results of operations of the Company would have been had the transactions occurred on the dates indicated nor does it purport to indicate the future results of operations or the future financial condition of the Company.

    The unaudited condensed pro forma consolidated statement of operations does not give effect to the TCI NY/NJ Transactions, the Proposed TCI CT Transactions, or the pending or completed cable television systems sales, each of which is described under "Recent Developments".

                      CSC HOLDINGS, INC. AND SUBSIDIARIES

       UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    PRO FORMA ADJUSTMENTS*
                                        -----------------------------------------------
                                                                   1997
                                           NBC         MSG       WARBURG        THE
                           HISTORICAL   TRANSACTION REDEMPTION  TRANSACTIONS  OFFERING    PRO FORMA
                           -----------  ---------   ---------   ----------   ----------   ----------
Revenues.................  $ 1,949,358  $33,905(1)  $194,337(5) $71,506(10)               $2,249,106
                           -----------  ---------   ---------   ----------                ----------
Operating expenses:
  Operating, selling,
  general and
  administrative.........    1,368,374   32,639(1)   146,104(5)  44,727(10)               1,589,325
                                                                 (2,519)(11)
  Depreciation and
  amortization...........      499,809    1,508(1)    28,289(5)  21,676(10)               559,544
                                          1,348(2)     5,330(6)   1,584(12)
                           -----------  ---------   ---------   ----------                ----------
                             1,868,183   35,495      179,723     65,468                   2,148,869
                           -----------  ---------   ---------   ----------                ----------
Operating profit.........       81,175   (1,590)      14,614      6,038                   100,237
Other income (expense):
  Interest expense.......     (368,700)    (642)(1)   (8,371)(5) (22,074)(10) $  (441)(15) (424,583)
                                                     (20,638)(7)  (4,912)(13)
                                                                  1,195(11)
  Interest income........        5,492      142(1)                   22(10)                 5,656
  Share of affiliates'
    net income (loss)....      (27,165)   1,922(3)    (8,277)(8)  37,837(14)                4,317
  Gain on sale of
    programming and
    affiliate interests,
    net..................      372,053                                                    372,053
  Gain on redemption of
    subsidiary preferred
    stock................      181,738                                                    181,738
  Write-off of deferred
    interest and
    financing costs......      (24,547)                                                   (24,547)
  Provision for
    preferential payment
    to related party.....      (10,083)                                                   (10,083)
  Minority interest......      (60,694)   1,269(4)     3,981(9)                           (55,444)
  Miscellaneous, net.....      (12,606)                          (2,382)(10)              (14,988)
                           -----------  ---------   ---------   ----------   ----------   ----------
Net income (loss)........      136,663    1,101      (18,691)    15,724         (441)     134,356
Dividend requirements
  applicable to preferred                                        28,297(10)
  stock..................     (148,767)                         (28,297)(11)              (148,767)
                           -----------  ---------   ---------   ----------   ----------   ----------
Net income (loss)
  applicable to common
  stockholders...........  $   (12,104) $ 1,101     $(18,691)   $15,724      $  (441)     $(14,411)
                           -----------  ---------   ---------   ----------   ----------   ----------
                           -----------  ---------   ---------   ----------   ----------   ----------
Net loss per common
  share..................  $     (0.24)                                                   $ (0.29)
                           -----------                                                    ----------
                           -----------                                                    ----------
Average number of common
  shares outstanding (in
  thousands).............       49,804                                                     49,804
                           -----------                                                    ----------
                           -----------                                                    ----------

------------------------

*   See Notes to Unaudited Condensed Pro Forma Consolidated Statement of
    Operations.

NOTES TO UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997

NBC TRANSACTION

(1) As a result of the NBC Transaction, the results of operations of certain companies previously accounted for on an equity basis are now consolidated with the Company's consolidated results of operations. The adjustments referenced by this Note (1) reflect the consolidation of such amounts for the period prior to the date of the transaction.

(2) Represents the amortization, based on an average 10-year life, of the excess costs resulting from the exchange of 25% of the Company's interest in Rainbow Media for NBC's interests in certain entities.

(3) Represents the elimination of the Company's share of affiliates' net income or loss previously recorded for entities that are now consolidated and records the additional share of affiliates' net income or loss of interests contributed by NBC in certain entities that continue to be recorded on an equity basis.

(4) Represents NBC's minority interest in the net loss of Rainbow Media and a minority interest in one of the companies previously accounted for under the equity method.

MSG REDEMPTION

(5) As a result of the MSG Redemption, the results of operations of MSG were consolidated with those of the Company. The adjustments referenced by this Note (5) reflect the consolidation of such amounts for the period prior to the date of the transaction.

(6) Represents the amortization, based on an average 30-year life, of the excess costs resulting from the acquisition of 39.8% of MSG as a result of the MSG Redemption and the contribution of SportsChannel New York to MSG.

(7) Represents interest expense on additional bank debt incurred to purchase additional interests in MSG and the amortization of deferred financing costs incurred in connection with obtaining the additional bank debt.

(8) Represents the elimination of the Company's share of net income of MSG previously recorded using the equity method of accounting.

(9) Represents the minority interest in the pro forma net loss of MSG and SportsChannel New York owned by ITT, and by NBC through its interest in Rainbow Media.

1997 WARBURG TRANSACTIONS

(10) As a result of the 1997 Warburg Transactions, the results of operations of the Warburg Companies were combined with the Company's consolidated results of operations. The adjustments referenced by this Note (10) reflect the consolidation of such amounts for the periods prior to the date of the transaction.

(11) Represents the elimination of preferred stock dividends recorded by A-R Cable and management fees and accrued interest thereon earned by the Company and recorded on the books of the Warburg Companies. These management fees and related interest had not been paid and the Company had not reflected any accrual for such amounts in its financial statements.

(12) Represents the amortization, based on an average 10-year life, of the excess cost over fair value of assets acquired.

NOTES TO UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997 (CONTINUED)
(13) Represents interest expense on the additional bank debt incurred to complete the 1997 Warburg Transactions.

(14) Represents the elimination of the net losses of the Warburg Companies previously recorded by the Company using the equity method of accounting and the elimination of preferred stock dividends previously recorded by A-R Cable.

THE OFFERING

(15) Represents the interest expense and amortization of financing costs and the unamortized discount related to the issuance of the Securities, partially offset by the reduction in interest expense resulting from the repayment of bank debt.

                           DESCRIPTION OF SECURITIES

    The following description of the particular terms of the Securities supplements and, to the extent inconsistent therewith, supersedes the description of the general terms of the Debt Securities set forth under the heading "Description of Debt Securities" in the accompanying Prospectus, to which description reference is made. For purposes of that description, the Securities offered hereby are "Senior Debt Securities."

    The Securities will be issued under an Indenture dated as of July 1, 1998 (the "Indenture") between the Company and The Bank of New York ("BONY"), trustee (the "Trustee"). The Indenture is subject to and is governed by the Trust Indenture Act of 1939, as amended. The following summaries of certain provisions of the Indenture do not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference. The definitions of certain capitalized terms used in the following summary are set forth under "Description of Debt Securities--Certain Definitions" in the accompanying Prospectus.

GENERAL

    The Notes will mature on July 15, 2008, will be limited to $500,000,000 aggregate principal amount and will be unsecured obligations of the Company. The Debentures will mature on July 15, 2018, will be limited to $500,000,000 aggregate principal amount and will be unsecured obligations of the Company. Each Security will bear interest at the respective rate set forth on the cover page hereof from July 21, 1998 or from the most recent interest payment date to which interest has been paid, payable semi-annually on January 15 and July 15 of each year, commencing January 15, 1999, to the person in whose name the Security (or any predecessor Security) is registered at the close of business on the January 1 and July 1 next preceding such interest payment date.

    Principal of and interest on the Securities will be payable, and the Securities will be exchangeable and transferable, at the office or agency of the Company in The City of New York (which initially will be the corporate trust office of the Trustee at 101 Barclay Street, 21st Floor, New York, New York 10286); PROVIDED, HOWEVER, that payment of interest may be made at the option of the Company by check mailed to the person entitled thereto as shown on the Security Register. The Securities will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Securities, except for any tax or other governmental charge that may be imposed in connection therewith.

    The Indenture does not contain any provisions that limit the ability of the Company to incur indebtedness or that afford Holders of the Securities protection in the event of a highly leveraged or similar transaction involving the Company, other than as described below under "Certain Covenants of the Company--Limitation on Indebtedness".

OPTIONAL REDEMPTION

    The Securities are not subject to redemption at the option of the Company prior to maturity.

SINKING FUND

    The Securities will not be entitled to the benefits of a sinking fund.

RANKING

    The Securities are senior unsecured obligations of CSC Holdings and will rank PARI PASSU in right of payment with all existing and future unsubordinated indebtedness of CSC Holdings, including each other and CSC Holdings' 7 7/8% Senior Notes due 2007, 8 1/8% Senior Debentures due 2009 and 7 7/8% Senior

Debentures due 2018. All secured indebtedness of CSC Holdings will have a prior claim with respect to the assets securing such indebtedness. The liabilities, including trade payables, of CSC Holdings' subsidiaries will have a prior claim with respect to the assets of those subsidiaries. In that regard, certain of the subsidiaries in the Restricted Group have guaranteed the indebtedness of CSC Holdings under its Credit Agreement, but these subsidiaries will not be guarantors of the Securities. As of March 31, 1998, after giving effect to the sale of the Securities offered hereby and the application of the estimated net proceeds therefrom, (i) CSC Holdings would have had no borrowings outstanding under the Credit Agreement, approximately $2,194 million of senior unsecured indebtedness, approximately $1,048 million of subordinated and senior subordinated indebtedness and obligations and approximately $5 million of capitalized leases (other than certain guarantees of subsidiary debt discussed below); (ii) subsidiaries in the Restricted Group would have had approximately $449 million of indebtedness and approximately $3 million of capitalized leases, in addition to the guarantees of CSC Holdings' borrowings under the Credit Agreement (there were no outstanding borrowings as of March 31, 1998 after giving effect to the application of the net proceeds of the Offering); and (iii) subsidiaries in the Unrestricted Group would have had approximately $884 million of indebtedness and capitalized leases. All of the indebtedness of subsidiaries in the Restricted Group has been guaranteed by CSC Holdings (approximately $151 million on a senior subordinated basis and the balance on a senior basis). See "Risk Factors--Ranking of Securities", "Recent Developments" and "Capitalization" for additional information concerning indebtedness of CSC Holdings and its subsidiaries and changes to the amount of such indebtedness since March 31, 1998.

CERTAIN COVENANTS OF THE COMPANY

    The Indenture contains, among others, the following covenants:

    LIMITATION ON INDEBTEDNESS. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, incur, create, issue, assume, guarantee or otherwise become liable for, contingently or otherwise, or become responsible for the payment of, contingently or otherwise, any Indebtedness (other than Indebtedness between or among any of the Company and Restricted Subsidiaries) unless, after giving effect thereto, the Cash Flow Ratio shall be less than or equal to 9 to 1.

    At March 31, 1998, such Cash Flow Ratio was approximately 6.46 to 1.

    LIMITATION ON RESTRICTED PAYMENTS. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, make any Restricted Payment if (a) at the time of such proposed Restricted Payment, a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence of such Restricted Payment or (b) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments that shall have been made on or after July 1, 1988 would exceed the sum of:

        (i) $25,000,000, plus

        (ii) an amount equal to the difference between (A) the Cumulative Cash Flow Credit and (B) 1.2 multiplied by Cumulative Interest Expense.

    For purposes of the "Limitation on Restricted Payments" covenant, the amount of any Restricted Payment, if other than cash, shall be based upon fair market value as determined by the Board of Directors of the Company, whose good faith determination shall be conclusive.

    The foregoing provisions do not prevent: (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment complied with the above provisions; and (ii) the retirement, redemption, purchase, defeasance or other acquisition of any shares of the Company's capital stock or warrants, rights or options to acquire capital stock of the Company, in exchange for, or out of the proceeds of a sale (within one year before or 180 days after such retirement, redemption, purchase, defeasance or other acquisition) of, other shares of the Company's capital stock or warrants, rights or options to acquire capital stock of the Company. For purposes of determining the aggregate permissible amount of Restricted Payments in accordance with clause
(b) of the first paragraph of this covenant, all amounts expended pursuant to clause (i) of this paragraph shall be included and all amounts expended or received pursuant to clause (ii) of this paragraph shall be excluded; PROVIDED, HOWEVER, that amounts paid pursuant to clause (i) of this paragraph shall be included only to the extent that such amounts were not previously included in calculating Restricted Payments.

    For the purposes of the foregoing provisions, the net proceeds from the issuance of shares of capital stock of the Company upon conversion of Indebtedness shall be deemed to be an amount equal to (i) the accreted value of such Indebtedness on the date of such conversion and (ii) the additional consideration, if any, received by the Company upon such conversion thereof, less any cash payment on account of fractional shares (such consideration, if in property other than cash, to be determined by the Board of Directors of the Company, whose good faith determination shall be conclusive). If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, would in the good faith determination of the Company be permitted under the requirements of this covenant, such Restricted Payment shall be deemed to have been made in compliance with this covenant notwithstanding any subsequent adjustments made in good faith to the Company's financial statements affecting Cumulative Cash Flow Credit or Cumulative Interest Expense for any period.

    As of March 31, 1998, the Company would have been permitted to make Restricted Payments of approximately $890 million.

    LIMITATION ON INVESTMENTS IN UNRESTRICTED SUBSIDIARIES AND AFFILIATES. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, (i) make any Investment or
(ii) allow any Restricted Subsidiary to become an Unrestricted Subsidiary (a "redesignation of a Restricted Subsidiary"), in each case unless (a) no Default or Event of Default shall have occurred and be continuing or shall occur as a consequence of such Investment or such redesignation of a Restricted Subsidiary and (b) after giving effect thereto, the Cash Flow Ratio shall be less than or equal to 9 to 1.

    The foregoing provisions of this covenant shall not prohibit (i) any renewal or reclassification of any Investment existing on the date hereof or (ii) trade credit extended on usual and customary terms in the ordinary course of business.

    TRANSACTIONS WITH AFFILIATES. The Indenture provides that the Company shall not, and shall not permit any of its subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, an Affiliate of the Company that is not a subsidiary of the Company, having a value, or for consideration having a value, in excess of $10,000,000 individually or in the aggregate unless the Board of Directors of the Company shall make a good faith determination that the terms of such transaction are, taken as a whole, no less favorable to the Company or such subsidiary, as the case may be, than those which might be available in a comparable transaction with an unrelated Person. For purposes of clarification, this provision shall not apply to Restricted Payments permitted under
"--Limitation on Restricted Payments".

    LIMITATION ON LIENS. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind, except for Permitted Liens, on or with respect to any of its property or assets, whether owned at the date of the Indenture or thereafter acquired, or any income, profits or proceeds therefrom, or assign or otherwise convey any right to receive income thereon, unless (x) in the case of any Lien securing Indebtedness that is subordinated in right of payment to the Securities, the Securities are secured by a Lien on such property, assets or proceeds that is senior in priority to such Lien and (y) in the case of any other Lien, the Securities are equally and ratably secured.

REGARDING THE TRUSTEE

    BONY is the Trustee under the Indenture and the indentures relating to the Company's existing senior indebtedness and senior subordinated indebtedness. BONY is a party to certain credit agreements with the Company and its subsidiaries, including the Credit Agreement. BONY may also maintain other banking arrangements with the Company in the ordinary course of business.

BOOK-ENTRY DELIVERY AND FORM

    The certificates representing the Securities will be issued in fully registered form, without coupons. The Securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co., as DTC's nominee, in the form of two or more global Security certificates.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Purchase Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes and Debentures set forth opposite its name below. The Underwriters have agreed to purchase all the Securities if any are purchased.

                                                                           PRINCIPAL       PRINCIPAL
                                                                             AMOUNT          AMOUNT
             UNDERWRITER                                                    OF NOTES     OF DEBENTURES
-----------------------------------------------------------------------  --------------  --------------
Bear, Stearns & Co. Inc. ..............................................  $  150,000,000  $  150,000,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.................................................     150,000,000     150,000,000
Goldman, Sachs & Co....................................................      75,000,000      75,000,000
Salomon Brothers Inc ..................................................      75,000,000      75,000,000
Morgan Stanley & Co. Incorporated......................................      50,000,000      50,000,000
                                                                         --------------  --------------
          Total........................................................  $  500,000,000  $  500,000,000
                                                                         --------------  --------------
                                                                         --------------  --------------

    The Underwriters have advised the Company that they propose initially to offer the Securities directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .25% of the principal amount of the Securities. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .125% of the principal amount of the Securities to certain other dealers. After the initial public offering, the public offering price, concession and reallowance may be changed by the Underwriters.

    There is no public market for the Securities. The Company does not intend to list the Securities on any securities exchange or to arrange for their quotation on NASDAQ. The Company has been advised by the Underwriters that they presently intend to make a market in the Securities after the consummation of the Offering, although they are under no obligation to do so. No assurance can be given, however, as to the liquidity of the trading market for the Securities or that an active public market for the Securities will develop. If an active public market does not develop, the market prices and liquidity of the Securities may be adversely affected.

    Until the distribution of the Securities is completed, rules of the Commission may limit the ability of the Underwriters to bid for and purchase the Securities. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Securities. If the Underwriters create a short position in the Securities in connection with the offering, i.e., if they sell more Securities than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Securities in the open market. The Underwriters may also impose a penalty bid on certain Underwriters. This means that if the Underwriters purchase Securities in the open market to reduce the Underwriters' short position or to stabilize the price of the Securities, they may reclaim the amount of the selling concession from the Underwriters who sold those Securities as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

    Each of Bear, Stearns & Co. Inc. ("Bear Stearns") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") has from time to time provided investment banking services to the Company (and in the case of Merrill Lynch, Charles F. Dolan, the Company's Chairman) in connection with various transactions and proposed transactions. In addition, Bear Stearns, Merrill Lynch, Salomon Brothers Inc and Morgan Stanley & Co. Incorporated have acted as initial purchasers or underwriters in various of the Company's debt and preferred stock offerings. In addition, Vincent Tese, a director of the Company, is also a director of Bear Stearns.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                             VALIDITY OF SECURITIES

    The validity of the Securities will be passed upon for the Company by Sullivan & Cromwell, New York, New York, and for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

    The consolidated financial statements and schedule of the Company and its subsidiaries as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 that are incorporated in this Prospectus Supplement by reference have been incorporated herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated balance sheet of Cablevision Systems Corporation (formerly CSC Parent Corporation) and subsidiary as of December 31, 1997 that is incorporated in this Prospectus Supplement by reference has been incorporated herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

                               CSC HOLDINGS, INC.
                                DEBT SECURITIES

    CSC Holdings, Inc. ("CSC Holdings") may from time to time offer, together or separately, its debt securities (the "Debt Securities"), which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), in amounts, at prices and terms to be determined at the time of offering.

    The Debt Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to $1,000,000,000 aggregate principal amount (or its equivalent (based on the applicable exchange rate at the time of sale) in one or more foreign currencies, currency units or composite currencies as shall be designated by the Company). Certain specific terms of the particular Debt Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, the specific title, aggregate principal amount, the denomination, whether such Debt Securities are secured or unsecured obligations, maturity, premium, if any, the interest rate (which may be fixed, floating or adjustable), the time and method of calculating payment of interest, if any, the place or places where principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, the currency in which principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, any terms of redemption at the option of the Company or the holder, any sinking fund provisions, the initial public offering price and other special terms. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

    Unless otherwise specified in a Prospectus Supplement, the Senior Debt Securities, when issued, will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of CSC Holdings. The Subordinated Debt Securities, when issued, will be subordinated in right of payment to all Senior Indebtedness of CSC Holdings.

    The Prospectus Supplement will contain information concerning U.S. federal income tax considerations, if applicable to the Debt Securities offered.

    INVESTMENT IN THE DEBT SECURITIES INVOLVES SIGNIFICANT RISKS, INCLUDING THOSE DISCUSSED UNDER RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS, WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    The Debt Securities will be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. If agents of the Company or any dealers or underwriters are involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Debt Securities.

                  The date of this Prospectus is July 1, 1998.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices: Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and are also available on the Commission's worldwide web site at http://www.sec.gov. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information also may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company hereby incorporates by reference into this Prospectus the following documents or information filed with the Commission:

        (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended by the Company's Form 10-K/A for the fiscal year ended December 31, 1997 (collectively, the "Form 10-K");

        (b) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998 (the "Form 10-Q");

        (c) the Company's Current Reports on Form 8-K filed February 5, 1998, March 4, 1998 and March 19, 1998; and

        (d) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Prospectus and prior to the termination of the offering made hereby.

    Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a subsequent statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the information incorporated herein by reference other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such information). The Company's principal executive offices are located at One Media Crossways, Woodbury, New York 11797, and its telephone number is (516) 364-8450. Requests for such copies should be directed to the Secretary of the Company at its executive offices.

                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE DEBT SECURITIES. SUCH TRANSACTIONS MAY INCLUDE OVER-ALLOTMENT, STABILIZING, THE PURCHASE OF DEBT SECURITIES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION".

    As used herein, unless the context otherwise requires, the term "Company" refers to CSC Holdings, Inc. and its subsidiaries. The term "Consolidated Financial Statements" refers to the Company's Consolidated Financial Statements and the notes thereto incorporated by reference from the Form 10-K and the term "Management's Discussion and Analysis" refers to the Management's Discussion and Analysis of

Financial Condition and Results of Operations incorporated by reference from the Form 10-K or the Form 10-Q, as applicable.

                            ------------------------

    This Prospectus contains or incorporates by reference statements that constitute forward looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward looking statements are not guarantees of future performance or results and involve risks and uncertainties and that actual results or developments may differ materially from the forward looking statements as a result of various factors. Factors that may cause such differences to occur include but are not limited to (i) the level of growth in the Company's revenues, (ii) subscriber demand, competition, the cost of programming and industry conditions, (iii) whether expenses of the Company continue to increase or increase at a rate faster than expected, (iv) whether any unconsummated transactions are consummated on the terms and at the times set forth (if at all), (v) new competitors entering the Company's franchise areas and (vi) other risks and uncertainties inherent in the cable television business. See "Risk Factors".

                                  THE COMPANY

    The Company, a subsidiary of Cablevision Systems Corporation, is one of the largest operators of cable television systems in the United States, with approximately 2,539,000 subscribers in eight states as of March 31, 1998, based on the number of basic subscribers in systems which are currently majority owned and managed by the Company. Through Rainbow Media Holdings, Inc. ("Rainbow Media"), a company owned 75% by the Company and 25% by NBC Cable Holding, Inc. ("NBC Cable"), a subsidiary of National Broadcasting Company, Inc. ("NBC"), the Company owns interests in and manages numerous national and regional programming networks, the Madison Square Garden sports and entertainment business and cable television advertising sales companies. The Company, through Cablevision Lightpath, Inc. ("Lightpath"), a wholly-owned subsidiary of the Company, provides switched telephone service. The Company also owns Cablevision Electronics Investments, Inc., doing business as Nobody Beats The Wiz, an electronics retailer operating approximately 40 retail locations in the New York City metropolitan area.

CABLE TELEVISION

    The cable television systems that are currently majority owned and managed by the Company (the "Company's cable television systems") served approximately 2,539,000 subscribers in eight states as of March 31, 1998. The Company's cable television systems have generally been characterized by relatively high revenues per subscriber ($42.19 as of March 31, 1998) and a high ratio of premium service units to basic subscribers (1.6:1 as of March 31, 1998). In calculating revenue per subscriber, the Company includes only recurring service revenues and excludes installation charges and certain other revenues such as advertising, pay-per-view and home shopping revenues.

    The cable television operations in the Company's Restricted Group of subsidiaries (the "Restricted Group") served approximately 2,490,000 subscribers as of March 31, 1998, primarily in and around metropolitan New York City (including in the boroughs of Brooklyn and The Bronx, on Long Island, in Fairfield County, Connecticut, in New Jersey and in Westchester County, New
York) and in and around Boston, Massachusetts, and in and around the greater Cleveland, Ohio metropolitan area. The Restricted Group also includes the commercial telephony operations of the Company's subsidiary, Lightpath, on Long Island, New York. The revenue per subscriber and ratio of premium service units to basic subscribers for cable television systems in the Restricted Group for March 1998 were $42.42 and 1.6:1, respectively.

    The Unrestricted Group includes (i) Rainbow Media, (ii) cable television operations that served approximately 49,000 subscribers as of March 31, 1998,
(iii) Cablevision Electronics Investments, Inc., and (iv) CSC Technology, Inc. (the Company's subsidiary engaged in research and development of new technology).

PROGRAMMING AND ENTERTAINMENT SERVICES

    The Company conducts its programming and entertainment activities through Rainbow Media, its 75% owned subsidiary and a member of the Unrestricted Group, and through subsidiaries of Rainbow Media in partnership with certain unaffiliated entities, including Fox/Liberty Networks, L.L.C. ("Fox/ Liberty"). The remaining 25% interest in Rainbow Media is owned by NBC Cable. Rainbow Media's businesses include leading national and regional programming networks and the Madison Square Garden sports and entertainment businesses. Rainbow Media also owns cable television advertising businesses. Rainbow Media's national entertainment networks include American Movie Classics (which features American theatrically released classic films and original programming), Bravo (which features films and performing arts programs, including jazz, dance, classical music and theatrical and original programming), Romance Classics (which features theatrically released films, mini-series, made for television movies and original programming having a romantic theme), MuchMusic (which features a diverse mix of new and established musical artists) and The Independent Film Channel (which features independent films made outside the traditional Hollywood system). National Sports Partners is a national sports network featuring Fox Sports Net, which provides national sports programming to regional sports networks. National Sports Partners is 50% owned by Rainbow Media and is managed and 50% owned by Fox/Liberty. Rainbow Media owns a 60% interest in, and manages, Regional Programming Partners, a partnership with Fox/ Liberty. Regional Programming Partners owns an approximate 96.3% interest in Madison Square Garden, a sports and entertainment company that owns and operates the Madison Square Garden Arena and the adjoining Theatre at Madison Square Garden, the New York Knickerbockers professional basketball team, the New York Rangers professional hockey team, the New York Liberty professional women's basketball team, the New York City Hawks professional arena football team, the Madison Square Garden Network, Fox Sports New York and Radio City Productions (which operates Radio City Music Hall in New York City). Regional Programming Partners also owns interests in regional sports networks that provide regional sports programming to the New England, Chicago, Cincinnati, Cleveland, San Francisco and Florida areas, in addition to Madison Square Garden Network and Fox Sports New York which provide regional sports programming to the New York City metropolitan area. Rainbow Media owns Rainbow News 12 which operates regional news networks servicing suburban areas surrounding New York City. Rainbow Media also owns and operates Rainbow Advertising Sales Corporation, a cable television advertising company and owns a 50% interest in National Advertising Partners, which sells national advertising for regional sports networks and is managed and 50% owned by Fox/Liberty. See "Business--Programming Operations--General" in the Form 10-K.

                                  RISK FACTORS

    Purchase of the Debt Securities offered hereby involves various risks, including the following principal factors, which, together with the other matters set forth herein, in any Prospectus Supplement or incorporated by reference herein, should be carefully considered by prospective investors.

    SUBSTANTIAL INDEBTEDNESS AND HIGH DEGREE OF LEVERAGE. The Company has incurred substantial indebtedness and issued substantial amounts of mandatorily redeemable preferred stock, primarily to finance acquisitions and expansion of its operations, to refinance outstanding indebtedness and, to a lesser extent, for investments in and advances to affiliates. The Company's consolidated debt plus the Company's 11 3/4% Series H Redeemable Exchange Preferred Stock and
11 1/8% Series M Redeemable Exchangeable Preferred Stock aggregated approximately $5.7 billion at March 31, 1998. See Note 5 of Notes to the Consolidated Financial Statements. As a result of the Company's high level of indebtedness and the significant amount of redeemable preferred stock, the Company has significant cash requirements to service indebtedness and to pay dividends and redemption amounts on redeemable preferred stock, increasing the Company's vulnerability to adverse developments in its business and adverse economic and industry conditions.

    NET LOSSES AND STOCKHOLDER'S DEFICIENCY. The Company reported net losses applicable to common stockholder for the three months ended March 31, 1998 and 1997 of $23.5 million and $111.9 million, respectively, and for the years ended December 31, 1997, 1996 and 1995 of $12.1 million, $459.9 million and $337.7 million, respectively. At March 31, 1998, the Company had a stockholders' deficiency of $2.4 billion. The net losses primarily reflect high levels of interest expense and depreciation and amortization charges relating to the depreciation of assets obtained through, and debt incurred to finance, acquisitions. Interest expense and depreciation and amortization charges remained at a high level throughout 1995, 1996 and 1997 and will continue at high levels throughout 1998 and future years as a result of previously completed, pending and future acquisitions, expected capital expenditures and additional investments in the Company's programming operations. The Company expects to continue incurring substantial losses for at least the next several years. See "Management's Discussion and Analysis--Liquidity and Capital Resources".

    POSSIBLE NONCOMPLETION OF CERTAIN TRANSACTIONS. There can be no assurances that the pending transactions referred to in the Company's Form 10-Q for the fiscal quarter ended March 31, 1998, including the transactions contemplated by the non-binding letter of intent for Cablevision Systems Corporation ("Cablevision Parent") to acquire the cable television systems owned by Tele-Communications, Inc. ("TCI") in and around Hartford, Vernon, Branford and Lakeville, Connecticut, will be consummated in a timely manner or at all.

    POSSIBLE SEPARATION OF RAINBOW MEDIA FROM THE COMPANY. Following the completion of the transaction with TCI described in the Company's Form 10-K, CSC Holdings, the issuer of the Debt Securities, became a wholly-owned subsidiary of Cablevision Parent. The indirect subsidiaries of TCI contributed in such transactions (the "TCI Contributed Entities") are held as separate direct subsidiaries of Cablevision Parent, and Rainbow Media continues to be a 75%-owned subsidiary of CSC Holdings (with NBC owning the remaining 25% interest). The Contribution and Merger Agreement with TCI permits the Company under certain circumstances to restructure these holdings so that Rainbow Media becomes a separate subsidiary of Cablevision Parent (and would no longer be a subsidiary of CSC Holdings), and the TCI Contributed Entities become subsidiaries of CSC Holdings. Following such transactions, the residual equity value of Rainbow Media would no longer support the ability to pay interest and principal on the Debt Securities and other debt.

    NEED FOR ADDITIONAL FINANCING. The Company's business requires substantial investment on a continuing basis to finance capital expenditures and related expenses for, among other things, upgrade of the Company's cable plant, the offering of new services and the further participation in existing services, the funding of costs of cable programming services prior to their becoming cash-flow positive, and the servicing, repayment or refinancing of its indebtedness and mandatorily redeemable preferred stock. The Company will require significant additional financing, through debt and/or equity issuances, to meet its capital expenditures plans and to pay the principal of and interest on its debt and to pay dividends and make redemption payments on its preferred stock. The Company also intends to incur additional costs to facilitate the startup of such adjunct businesses as high speed data service, digital video service and residential telephony. Depending upon the timing and scope of the rollout of these businesses, the Company may require additional capital. Depending on the scope of the Company's participation in the PCS and DBS ventures, additional capital may also be required for these businesses. In addition, the Company may require additional capital if it elects to pay cash to acquire ITT Corporation's remaining interest in MSG following an exercise by ITT Corporation of its put rights at approximately $94 million in cash or by the Company of its call rights. There can be no assurance that the Company will be able to issue additional debt or obtain additional equity capital on satisfactory terms, or at all, to meet its future financing needs. See "Management's Discussion and Analysis--Liquidity and Capital Resources".

    FUTURE CAPITAL EXPENDITURES AND COMMITMENTS. The Company intends to make substantial capital expenditures, including major system upgrades, with respect to its cable television systems over the next several years. In addition, the Company, through Rainbow Media and its subsidiaries, has entered into numerous contracts relating to cable television programming, including rights agreements with professional and other sports teams. These contracts typically require substantial payments over extended periods of time. See Note 12 of Notes to the Consolidated Financial Statements for a discussion of commitments.

    INTANGIBLE ASSETS. The Company had total assets at March 31, 1998 of $5.6 billion, of which $2.3 billion were intangible assets, consisting of franchises, affiliation agreements, excess cost over fair value of net assets required and deferred financing, acquisition and other costs. It is possible that no cash would be recoverable from the voluntary or involuntary sale of these intangible assets.

    VOTING CONTROL BY MAJORITY STOCKHOLDERS; DISPARATE VOTING RIGHTS. As of March 31, 1998, Charles F. Dolan beneficially owned and possessed sole voting power with respect to 797,616 shares or 1.5% of the Cablevision Parent's outstanding Class A common stock (the "Class A Common Stock") and 9,931,550 shares or 44.8% of the Cablevision Parent's outstanding Class B common stock (the "Class B Common Stock" and, collectively with the Class A Common Stock, the "Common Stock"). In addition, as of March 31, 1998, an aggregate of 2,267,012 shares or 10.2% of the outstanding Class B Common Stock were held by a Grantor Retained Annuity Trust (the "GRA Trust") established by Mr. Dolan for estate planning purposes. Mr. Dolan may be deemed to have beneficial ownership of the shares of Class B Common Stock held by the GRA Trust due to his right to reacquire the Class B Common Stock held by the GRA Trust by substituting other property of equivalent value, but, until such event, the GRA Trust, through its co-trustees (who are Mr. Dolan and his spouse) has the power to vote and dispose of the shares of Class B Common Stock held by it. As a result of his beneficial ownership of the shares held by the GRA Trust, as of March 31, 1998, Mr. Dolan beneficially owned 797,616 shares or 1.5% of the Cablevision Parent's outstanding Class A Common Stock and 12,198,562 shares or 55.0% of the Cablevision Parent's outstanding Class B Common Stock. On a combined basis, these shares represented 17.3% of the total number of shares of both classes of Common Stock and 44.7% of the total voting power of the Common Stock. Other trusts established by Mr. Dolan for the benefit of certain Dolan family members, and as to which Mr. Dolan disclaims beneficial ownership, owned, as of March 31, 1998, an additional 999,500 shares of Class A Common Stock or 1.9% of the Class A Common Stock and 9,993,856 shares of the Class B Common Stock or 45.0% of the Class B Common Stock and 36.8% of the total voting power of all classes of the Common Stock. As a result of this stock ownership, Dolan family members have the power to elect all the directors of Cablevision Parent subject to election by holders of the Class B Common Stock, which directors constitute 75% of the entire Board of Directors of Cablevision Parent. Moreover, because holders of Class B Common Stock are entitled to ten votes per share while holders of Class A Common Stock are entitled to one vote per share, Dolan family members may control stockholder decisions on matters in which holders of Class A and Class B Common Stock vote together as a class. These matters include the amendment of certain provisions of Cablevision Parent's certificate of incorporation (the "Certificate of Incorporation") and the approval of fundamental corporate transactions, including mergers. In addition, because the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Class B Common Stock, voting separately as a class, is required to approve (i) the authorization or issuance of any additional shares of Class B Common Stock and (ii) any amendment, alteration or repeal of any of the provisions of the Certificate of Incorporation which adversely affects the powers, preferences or rights of the Class B Common Stock, Dolan family members also have the power to prevent such issuance or amendment. The voting rights of the Class B Common Stock beneficially owned by the Dolan family members will not be modified as a result of any transfer of legal or beneficial ownership thereof.

    RESTRICTIVE COVENANTS. The Company's principal bank credit facility (the "Credit Agreement") and certain of the Company's other debt instruments contain various financial and operating covenants which, among other things, require the maintenance of certain financial ratios and restrict the Company's ability to borrow funds from other sources and to utilize funds for various purposes, including investments in certain subsidiaries. Violation of the covenants in the Credit Agreement or in the indentures governing the Company's publicly-issued debentures and notes could result in a default under the Credit Agreement which would permit the bank lenders thereunder (i) to restrict the Company's ability to borrow undrawn funds under the Credit Agreement and (ii) to accelerate the maturity of borrowings thereunder. See "Management's Discussion and Analysis--Liquidity and Capital Resources".

    RISKS RELATED TO REGULATION. The Company's cable television operations may be adversely affected by government regulation, the impact of competitive forces and technological changes. In 1992, Congress enacted the 1992 Cable Act, which represented a significant change in the regulatory framework under which cable television systems operate. In 1993 and 1994, the Federal Communications Commission ("FCC") ordered reductions in cable television rates. In 1995, a Federal appeals court upheld the material aspects of the FCC's rate regulation scheme. Congress subsequently enacted legislation (the "Telecommunications Act of 1996") that relaxes the regulation of certain cable television rates; however, the most significant rate regulation relaxation affecting the Company will not occur until after March 31, 1999, and legislation has been introduced in Congress to postpone this date indefinitely. See "Business--Competition--Cable Television" and "Business--Regulation--Cable Television" in the Form 10-K.

    RISK OF COMPETITION. Cable operators compete with a variety of distribution systems, including broadcast television stations, DBS, multichannel multipoint distribution services ("MMDS"), satellite master antenna systems ("SMATV") and private home dish earth stations. For example, four DBS systems are now operational in the United States, some with investment by companies with substantial resources such as Hughes Electronics Corp. The 1992 Cable Act prohibits a cable programmer that is owned by or affiliated with a cable operator (such as Rainbow Media) from unreasonably discriminating among or between cable operators and other multichannel video distribution systems with respect to the price, terms and conditions of sale or distribution of the programmer's service and from unreasonably refusing to sell service to any multichannel video programming distributor. Cable systems also compete with the entities that make videotaped movies and programs available for home rental. The Telecommunications Act of 1996 gives telephone companies and other video providers the option of providing video programming to subscribers through "open video systems" ("OVS"), a wired video delivery system similar to a cable television system that would not require a local cable franchise. Several OVS operators have sought to enter New York City, Boston and Westchester County, New York, and one, RCN, is currently operating in Boston and New York City. Additional video competition to cable systems is possible from new wireless local multipoint distribution services ("LMDS") authorized by the FCC, for which spectrum was recently auctioned by the FCC.

    COMPETITION FROM TELEPHONE COMPANIES. The 1984 Cable Act barred co-ownership of telephone companies and cable television systems operating in the same service areas. The Telecommunications Act of 1996 repealed this restriction and permits a telephone company to provide video programming directly to subscribers in its telephone service territory, subject to certain regulatory requirements, but generally prohibits a telephone company from acquiring an in-region cable operator, except in certain small markets under certain circumstances. Telephone companies (Ameritech Corp. in Ohio and Southern New England Telephone Co. in Connecticut) have obtained or applied for local franchises to construct and operate cable television systems in several communities in which the Company currently holds cable franchises, and in certain locations have commenced offering service in competition with the Company. See "Business-- Regulation--Cable Television" in the Form 10-K.

    RISK OF NON-EXCLUSIVE FRANCHISES AND FRANCHISE RENEWALS. The Company's cable television systems are operated primarily under non-exclusive franchise agreements with local government franchising authorities, in some cases with the approval of state cable television authorities. The Company's business is dependent on its ability to obtain and renew its franchises. Although the Company has never lost a franchise as a result of a failure to obtain a renewal, its franchises are subject to non-renewal or termination under certain circumstances. In certain cases, franchises have not been renewed at expiration and the Company operates under either temporary operating agreements or without a license while negotiating renewal terms with the franchising authorities. See "Business--Cable Television Operations-- Franchises" in the Form 10-K.

                                USE OF PROCEEDS

    Except as may otherwise be set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the Company's general funds and used for general corporate purposes, including the repayment of indebtedness.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
            DEFICIENCY OF EARNINGS AVAILABLE TO COVER FIXED CHARGES

    As set forth below, the Company had a ratio of earnings to cover fixed charges for the three months ended March 31, 1998 and for 1997, and a deficiency of earnings available to cover fixed charges for each of 1996, 1995, 1994 and 1993, on an historical basis.

                                         THREE MONTHS                        YEAR ENDED DECEMBER 31,
                                             ENDED        -------------------------------------------------------------
                                        MARCH 31, 1998      1997        1996         1995         1994         1993
                                       -----------------  ---------  -----------  -----------  -----------  -----------
                                                                    (DOLLARS IN THOUSANDS)
Ratio of earnings to fixed charges...           1.16           1.36      --           --           --           --
Deficiency of earnings available to
  cover fixed charges................         --             --      $  (332,079) $  (317,458) $  (315,151) $  (246,782)

                         DESCRIPTION OF DEBT SECURITIES

    The Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement or Prospectus Supplements will be described therein. The Senior Debt Securities will be issued under an Indenture (the "Senior Indenture"), between the Company and The Bank of New York (the "Senior Trustee") prior to the issuance of the Senior Debt Securities. The Subordinated Debt Securities will be issued under an Indenture (the "Subordinated Indenture"), between the Company and The Bank of New York (the "Subordinated Trustee") prior to the issuance of the Subordinated Debt Securities. The Senior Indenture and the Subordinated Indenture are referred to herein individually as an "Indenture" and collectively as the "Indentures", and the Senior Trustee and the Subordinated Trustee are referred to herein individually as a "Trustee" and collectively as the "Trustees". A copy of each Indenture is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Indentures are subject to and are governed by the Trust Indenture Act of 1939, as amended.

    The Debt Securities offered pursuant to this Prospectus will be limited to $1,000,000,000 aggregate principal amount (or (i) its equivalent (based on the applicable exchange rate at the time of sale), if Debt Securities are issued with principal amounts denominated in one or more foreign currencies or currency units as shall be designated by the Company, or (ii) such greater amount, if Debt Securities are issued at an original issue discount, as shall result in aggregate proceeds of $1,000,000,000 to the Company). The statements herein relating to the Debt Securities and the Indentures are summaries and are subject to the detailed provisions of the Indentures. Where no distinction is made between the Senior Debt Securities and the Subordinated Debt Securities or between the Senior Indenture and the Subordinated Indenture, such summaries refer to any Debt Securities and either Indenture. The following summaries of certain provisions of the Indentures do not purport to be complete, and where reference is made to particular provisions of the Indentures, such provisions, including the definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference. The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions".

GENERAL

    The Debt Securities may be secured or general unsecured obligations of the Company. The Indentures do not limit the aggregate amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder from time to time in separate series up to the aggregate amount from time to time authorized by the Company for each series. Unless otherwise specified in the Prospectus Supplement, the Senior Debt Securities when issued will be unsubordinated obligations of the Company and will rank equally and ratably with all other unsubordinated indebtedness of the Company. The Subordinated Debt Securities when issued will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined) of the Company as described under "Subordination of Subordinated Debt Securities" and in the Prospectus Supplement applicable to an offering of Subordinated Debt Securities.

    The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Debt Securities in respect of which this Prospectus is being delivered: (1) the title and ranking of such Debt Securities and whether they will be Senior Debt Securities or Subordinated Debt Securities;
(2) any limit on the aggregate principal amount of such Debt Securities; (3) the person to whom any interest on any Debt Security of the series shall be payable if other than the person in whose name the Debt Security is registered on the regular record date; (4) the date or dates on which such Debt Securities will mature; (5) the rate or rates of interest, if any, or the method of calculation thereof, which such Debt Securities will bear, the date or dates from which any such interest will accrue, the interest payment dates on which any such interest on such Debt Securities will be payable and the regular record date for any interest payable on any interest payment date; (6) the place or places where the principal of, premium, if any, and interest on such Debt Securities will be payable; (7) the period or periods within which, the events upon the occurrence of which, and the price or prices at which, such Debt Securities may, pursuant to any optional or mandatory provisions, be redeemed or purchased, in whole or in part, by the Company and any terms and conditions relevant thereto; (8) the obligations of the Company, if any, to redeem or repurchase such Debt Securities at the option of the Holders; (9) the denominations in which any such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (10) any index or formula used to determine the amount of payments of principal of and any premium and interest on such Debt Securities; (11) the currency, currencies or currency unit or units of payment of principal of and any premium and interest on such Debt Securities if other than U.S. dollars;
(12) if the principal of, or premium, if any, or interest on such Debt Securities is to be payable, at the election of the Company or a holder thereof, in one or more currencies or currency units other than that or those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on Debt Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (13) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities of the series which will be payable upon acceleration of the maturity thereof; (14) if the principal amount of any Debt Securities which will be payable at the maturity thereof will not be determinable as of any date prior to such maturity, the amount which will be deemed to be the outstanding principal amount of such Debt Securities; (15) the applicability of any provisions described under "Defeasance"; (16) whether any of such Debt Securities are to be issuable in permanent global form ("Global Security") and, if so, the terms and conditions, if any, upon which interests in such Securities in global form may be exchanged, in whole or in part, for the individual Debt Securities represented thereby; (17) the applicability of any provisions described under "Event of Default" and any additional Event of Default applicable thereto; (18) any deletions from, modifications of or additions to the covenants applicable to such Debt Securities; (19) whether such Debt Securities are secured; and (20) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

    Debt Securities may be issued at a discount from their principal amount. United States Federal income tax considerations and other special considerations applicable to any such original issue discount Debt Securities will be described in the applicable Prospectus Supplement.

    If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal of and any premium and interest on any series of Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities will be set forth in the applicable Prospectus Supplement.

    Since the Company is primarily a holding company, the rights of the Company, and hence the right of creditors of the Company (including the Holders of Debt Securities), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of any such subsidiary, including trade creditors, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

    The Indentures do not contain any provisions that limit the ability of the Company to incur indebtedness or that afford Holders of the Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company, other than as described below under "Certain Covenants of the Company--Covenants Applicable to all Debt Securities--Limitation on Indebtedness".

FORM, EXCHANGE, REGISTRATION, CONVERSION, TRANSFER AND PAYMENT

    Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof. Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest on the Debt Securities will be payable, and the exchange, conversion and transfer of Debt Securities will be registerable, at the office or agency of the Company maintained for such purposes and at any other office or agency maintained for such purpose. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

    All monies paid by the Company to a Paying Agent for the payment of principal of and any premium or interest on any Debt Security which remain unclaimed for two years after such principal, premium or interest has become due and payable may be repaid to the Company and thereafter the Holder of such Debt Security may look only to the Company for payment thereof.

BOOK-ENTRY DEBT SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a Depositary ("Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

    Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interest in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of such ownership interests within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

    Debt Securities will be issued in fully registered, certificated form ("Definitive Securities") to holders or their nominees, rather than to the Depositary or its nominee, only if (i) the Depositary advised the applicable Trustee in writing that the Depositary is no longer willing or able to discharge properly its responsibilities as depository with respect to such Debt Securities and it is unable to locate a qualified successor, (ii) the Company, at its option, elects to terminate the book-entry system or (iii) after the occurrence of an Event of Default with respect to such Debt Securities, a holder of Debt Securities advises the applicable Trustee in writing that it wishes to receive a Definitive Security.

    Upon the occurrence of any event described in the immediately preceding paragraph, the applicable Trustee will be required to notify all applicable holders through the Depositary and its Participants of the availability of Definitive Securities. Upon surrender by the Depositary of the definitive certificates representing the corresponding Debt Securities and receipt of instructions for re-registration, the applicable Trustee will reissue such Debt Securities as Definitive Securities to such holders.

    So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes under the applicable Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the applicable Indenture. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the applicable Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under the applicable Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CERTAIN DEFINITIONS

    Unless otherwise specified in the applicable Prospectus Supplement, the following definitions are applicable to the Indenture relating to the Debt Securities being offered pursuant to such Prospectus Supplement. Reference is made to the applicable Indenture for the full definition of all such terms.

    "ACQUIRED INDEBTEDNESS" means Indebtedness of a Person (a) existing at the time such Person is merged with or into the Company or a subsidiary of the Company or becomes a subsidiary of the Company or (b) assumed in connection with the acquisition of assets from such Person.

    "AFFILIATE" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, control when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

    "ANNUALIZED OPERATING CASH FLOW" means, for any period of three complete consecutive calendar months, an amount equal to Operating Cash Flow for such period multiplied by four.

    "AVERAGE LIFE" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

    "BANKS"  means the lenders from time to time under the Credit Agreement.

    "CAPITALIZED LEASE OBLIGATION" means any obligation of a person to pay rent or other amounts under a lease with respect to any property (whether real, personal or mixed) acquired or leased by such Person and used in its business that is required to be accounted for as a liability on the balance sheet of such Person in accordance with U.S. generally accepted accounting principles ("GAAP") and the amount of such Capitalized Lease Obligation shall be the amount so required to be accounted for as a liability.

    "CASH FLOW RATIO" means, as at any date, the ratio of (i) the sum of the aggregate outstanding principal amount of all Indebtedness of the Company and the Restricted Subsidiaries determined on a consolidated basis but excluding all Interest Swap Obligations entered into by the Company or any Restricted Subsidiary and one of the Banks outstanding on such date plus (but without duplication of Indebtedness supported by Letters of Credit) the aggregate undrawn face amount of all Letters of Credit outstanding on such date to (ii) Annualized Operating Cash Flow determined as at the last day of the most recent month for which financial information is available.

    "CONSOLIDATED NET TANGIBLE ASSETS" of any Person means, as of any date, (a) all amounts that would be shown as assets on a consolidated balance sheet of such Person and its Restricted Subsidiaries prepared in accordance with GAAP, less (b) the amount thereof constituting goodwill and other intangible assets as calculated in accordance with GAAP.

    "CUMULATIVE CASH FLOW CREDIT"  means the sum of:

        (a) cumulative Operating Cash Flow during the period commencing on July 1, 1988 and ending on the last day of the most recent month preceding the date of the proposed Restricted Payment for which financial information is available or, if cumulative Operating Cash Flow for such period is negative, minus the amount by which cumulative Operating Cash Flow is less than zero, plus

        (b) the aggregate net proceeds received by the Company from the issuance or sale (other than to a Restricted Subsidiary) of its capital stock (other than Disqualified Stock) on or after January 1, 1992, plus

        (c) the aggregate net proceeds received by the Company from the issuance or sale (other than to a Restricted Subsidiary) of its capital stock (other than Disqualified Stock) on or after January 1, 1992, upon the conversion of, or exchange for, Indebtedness of the Company or any Restricted Subsidiary or from the exercise of any options, warrants or other rights to acquire capital stock of the Company.

    For purposes of this definition, the net proceeds in property other than cash received by the Company as contemplated by clauses (b) and (c) above shall be valued at the fair market value of such property (as determined by the Board of Directors of the Company, whose good faith determination shall be conclusive) at the date of receipt by the Company.

    "CUMULATIVE INTEREST EXPENSE" means, for the period commencing on July 1, 1988 and ending on the last day of the most recent month preceding the proposed Restricted Payment for which financial information is available, the aggregate of the interest expense of the Company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, including interest expense attributable to Capitalized Lease Obligations.

    "DEBT" with respect to any Person means, without duplication, any liability, whether or not contingent, (i) in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements with respect thereto), but excluding reimbursement obligations under any surety bond, (ii) representing the balance deferred and unpaid of the purchase price of any property (including pursuant to Capitalized Lease Obligations), except any such balance that constitutes a trade payable, (iii) under Interest Swap Agreements (as defined in the Credit Agreement) entered into pursuant to the Credit Agreement, (iv) under any other agreement related to the fixing of interest rates on any Indebtedness, such as an interest swap, cap or collar agreement (if and to the extent any of the foregoing would appear as a liability upon a balance sheet of such Person prepared on a consolidated basis in accordance with GAAP) or (v) guarantees of items of other Persons which would be included within this definition for such other Persons (whether or not the guarantee would appear on such balance sheet). "Debt" does not include (i) Disqualified Stock, (ii) any liability for federal, state, local or other taxes owed or owing by such Person or (iii) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities).

    "DISQUALIFIED STOCK" means, with respect to any series of Debt Securities, any capital stock of the Company or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of such series of Debt Securities.

    "INDEBTEDNESS" with respect to any Person, means the Debt of such Person; PROVIDED that, for purposes of the definition of "Indebtedness" (including the term "Debt" to the extent incorporated in such definition) and for purposes of the definition of "Event of Default", the term "guarantee" shall not be interpreted to extend to a guarantee under which recourse is limited to the capital stock of an entity that is not a Restricted Subsidiary.

    "INTEREST SWAP OBLIGATIONS" means, with respect to any Person, the obligations of such Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount.

    "INVESTMENT" means any advance, loan, account receivable (other than an account receivable arising in the ordinary course of business), or other extension of credit (excluding, however, accrued and unpaid interest in respect of any advance, loan or other extension of credit) or any capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others, or otherwise), any purchase or ownership of any stock, bonds, notes, debentures or other securities (including, without limitation, any interests in any partnership, joint venture or joint adventure) of, or any bank accounts with or guarantee of any Indebtedness or other obligations of, any Unrestricted Subsidiary or Affiliate that is not a subsidiary of the Company, PROVIDED that (i) the term "Investment" shall not include any transaction that would otherwise constitute an Investment of the Company or a subsidiary of the Company to the extent that the consideration provided by the Company or such subsidiary in connection therewith shall consist of capital stock of the Company (other than Disqualified Stock) and (ii) the term "guarantee" shall not be interpreted to extend to a guarantee under which recourse is limited to the capital stock of an entity that is not a Restricted Subsidiary.

    "LIEN" means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature of a security interest and any agreement to give any security interest). A Person shall be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under a conditional sale agreement, capital lease or other title retention agreement.

    "MANDATORILY REDEEMABLE PREFERRED STOCK" means the Company's Series H Redeemable Exchangeable Preferred Stock, Series M Redeemable Exchangeable Preferred Stock and any other series of capital stock of the Company that is Disqualified Stock outstanding at the time of issuance of the applicable series of Debt Securities and any series of preferred stock of the Company issued in exchange for, or the proceeds of which are used to repurchase, redeem, defease or otherwise acquire, all or any portion of the Series H Redeemable Exchangeable Preferred Stock, Series M Redeemable Exchangeable Preferred Stock or any other Mandatorily Redeemable Preferred Stock.

    "OPERATING CASH FLOW" means, for any period, the sum of the following for the Company and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (except for the amortization of deferred installation income which shall be excluded from the calculation of Operating Cash Flow for all purposes of the Indenture): (i) aggregate operating revenues minus (ii) aggregate operating expenses (including technical, programming, sales, selling, general and administrative expenses and salaries and other compensation, net of amounts allocated to Affiliates, paid to any general partner, director, officer or employee of the Company or any Restricted Subsidiary, but excluding interest, depreciation and amortization and the amount of non-cash compensation in respect of the Company's employee incentive stock programs for such period (not to exceed in the aggregate for any calendar year 7% of the Operating Cash Flow for the previous calendar year) and, to the extent otherwise included in operating expenses, any losses resulting from a write-off or write-down of Investments by the Company or any Restricted Subsidiary in Affiliates). For purposes of determining Operating Cash Flow, there shall be excluded all management fees until actually paid to the Company or any Restricted Subsidiary in cash.

    "PERMITTED LIENS"  means the following types of Liens:

        (a) Liens existing on the date of the applicable issuance date of Debt Securities of a series;

        (b) Liens on shares of the capital stock of an entity that is not a Restricted Subsidiary, which Liens solely secure a guarantee by the Company or a Restricted Subsidiary, or both, of Indebtedness of such entity;

        (c) Liens on Receivables and Related Assets (and proceeds thereto) securing only Indebtedness otherwise permitted to be incurred by a Securitization Subsidiary;

        (d) Liens on shares of the capital stock of a subsidiary of the Company securing Indebtedness under the Credit Agreement or any renewal of or replacement of the Credit Agreement;

        (e) Liens granted in favor of the Company or any Restricted Subsidiary;

        (f) Liens securing the Debt Securities;

        (g) Liens securing Acquired Indebtedness created prior to (and not in connection with or in contemplation of the incurrence of such Indebtedness by the Company or a Restricted Subsidiary; PROVIDED that such Lien does not extend to any property or assets of the Company or any Restricted Subsidiary other than the assets acquired in connection with the incurrence of such Acquired Indebtedness;

        (h) Liens securing Interest Swap Obligations or "margin stock", as defined in Regulations G and U of the Board of Governors of the Federal Reserve System;

        (i) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other like liens arising in the ordinary course of business of the Company or any Restricted Subsidiary and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings;

        (j) Liens for taxes, assessments, government charges or claims not yet due or that are being contested in good faith by appropriate proceedings;

        (k) zoning restrictions, easements, rights-of-way, restrictions and other similar charges or encumbrances or minor defects in title not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries;

        (l) Liens arising by reason of any judgment, decree or order of any court, arbitral tribunal or similar entity so long as any appropriate legal proceedings that may have been initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

        (m) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security or similar legislation;

        (n) Liens securing the performance of bids, tenders, leases, contracts, franchises, public or statutory obligations, surety, stay or appeal bonds, or other similar obligations arising in the ordinary course of business;

        (o) Leases under which the Company or any Restricted Subsidiary is the lessee or the lessor;

        (p) purchase money mortgages or other purchase money liens (including without limitation any Capital Lease Obligations) upon any fixed or capital assets acquired after the applicable issuance date of Debt Securities of a series, or purchase money mortgages (including without limitation Capitalized Lease Obligations) on any such assets hereafter acquired or existing at the time of acquisition of such assets, whether or not assumed, so long as (i) such mortgage or lien does not extend to or cover any other asset of the Company or any Restricted Subsidiary and (ii) such mortgage or lien secures the obligation to pay the purchase price of such asset, interest thereon and other charges incurred in connection therewith (or the obligation under such Capitalized Lease Obligation) only;

        (q) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

        (r) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

        (s) Liens to secure other Indebtedness; PROVIDED, HOWEVER, that the principal amount of any Indebtedness secured by such Liens, together with the principal amount of any Indebtedness refinancing any Indebtedness incurred under this clause (s) as permitted by clause (t) below (and successive refinancings thereof), may not exceed 15% of the Company's Consolidated Net Tangible Assets as of the last day of the Company's most recently completed fiscal year for which financial information is available; and

        (t) any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (a) through (s); PROVIDED that any such extension, renewal or replacement shall be no more restrictive in any material respect than the Lien so extended, renewed or replaced and shall not extend to any additional property or assets.

    "RECEIVABLES AND RELATED ASSETS" means (i) accounts receivable, instruments, chattel paper, obligations, general intangibles, equipment and other similar assets, including interests in merchandise or goods, the sale or lease of which gives rise to the foregoing, related contractual rights, guarantees, insurance proceeds, collections and other related assets, (ii) equipment, (iii) inventory and (iv) proceeds of all of the foregoing.

    "REFINANCING INDEBTEDNESS" means, with respect to any series of Senior Debt Securities, Indebtedness of the Company incurred to redeem, repurchase, defease or otherwise acquire or retire for value other Indebtedness that is subordinate in right of payment to such Senior Debt Securities, so long as any such new Indebtedness (i) is made subordinate to such Senior Debt Securities at least to the same extent as the Indebtedness being refinanced and (ii) does not have (x) an Average Life less than the Average Life of the Indebtedness being refinanced,
(y) a final scheduled maturity earlier than the final scheduled maturity of the Indebtedness being refinanced or (z) permit redemption at the option of the holder earlier than the earlier of (A) the final scheduled maturity of the Indebtedness being refinanced or (B) any date of redemption at the option of the holder of the Indebtedness being refinanced.

    "RESTRICTED PAYMENT"  means, with respect to any series of Debt Securities,

        (a) any Stock Payment by the Company or a Restricted Subsidiary;

        (b) any direct or indirect payment to redeem, purchase, defease or otherwise acquire or retire for value, or permit any Restricted Subsidiary to redeem, purchase, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company that is subordinate in right of payment to such Debt Securities; PROVIDED, HOWEVER, that, with respect to any series of Senior Debt Securities, any direct or indirect payment to redeem, purchase, defease or otherwise acquire or retire for value, or permit any Restricted Subsidiary to redeem, repurchase, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness that is subordinate in right of payment to such Senior Debt Securities shall not be a Restricted Payment if either (i) after giving effect thereto, the ratio of the Senior Debt of the Company and the Restricted Subsidiaries to Annualized Operating Cash Flow determined as of the last day of the most recent month for which financial information is available is less than or equal to 5 to 1 or (ii) such subordinate Indebtedness is redeemed, purchased, defeased or otherwise acquired or retired in exchange for, or out of, (x) the proceeds of a sale (within one year before or 180 days after such redemption, purchase, defeasance, acquisition or retirement) of Refinancing Indebtedness or capital stock of the Company or warrants, rights or options to acquire capital stock of the Company or (y) any source of funds other than the incurrence of Indebtedness; or

        (c) any direct or indirect payment to redeem, purchase, defease or otherwise acquire or retire for value any Disqualified Stock at its mandatory redemption date or other maturity date if and to the extent that Indebtedness is incurred to finance such redemption, purchase, defeasance or other acquisition or retirement; PROVIDED, HOWEVER, that the redemption, purchase, defeasance or other acquisition or retirement of Mandatorily Redeemable Preferred Stock at its mandatory redemption or other maturity date shall not be a Restricted Payment if and to the extent any Indebtedness incurred to finance all or a portion of the purchase or redemption price does not have a final scheduled maturity date, or permit redemption at the option of the holder thereof, earlier than the final scheduled maturity of such series of Debt Securities.

    Notwithstanding the foregoing, Restricted Payments shall not include (x) payments by any Restricted Subsidiary to the Company or any other Restricted Subsidiary or (y) any Investment or designation of a Restricted Subsidiary as an Unrestricted Subsidiary permitted under the "Limitation on Investments in Unrestricted Subsidiaries and Affiliates" covenant.

    "RESTRICTED SUBSIDIARY" means any subsidiary of the Company, whether existing on the date of the applicable Indenture or created subsequent thereto, designated from time to time by the Company as a "Restricted Subsidiary", PROVIDED, HOWEVER, that no subsidiary that is not a Securitization Subsidiary can be or remain so designated unless (i) at least 67% of each of the total equity interest and the voting control of such subsidiary is owned, directly or indirectly, by the Company or another Restricted Subsidiary and (ii) such subsidiary is not restricted, pursuant to the terms of any loan agreement, note, indenture or other evidence of indebtedness, from (a) paying dividends or making any distribution on such subsidiary's capital stock or other equity securities or paying any Indebtedness owed to the Company or to any Restricted Subsidiary,
(b) making any loans or advances to the Company or any Restricted Subsidiary or
(c) transferring any of its properties or assets to the Company or any Restricted Subsidiary (it being understood that a financial covenant any of the components of which are directly impacted by the taking of the action (e.g., the payment of a dividend) itself (such as a minimum net worth test) would be deemed to be a restriction on the foregoing actions, while a financial covenant none of the components of which is directly impacted by the taking of the action (e.g., the payment of a dividend) itself (such as a debt to cash flow test) would not be deemed to be a restriction on the foregoing actions); and PROVIDED FURTHER, that the Company may, from time to time, redesignate any Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the provisions of the "Limitation on Investments in Unrestricted Subsidiaries and Affiliates" covenant.

    "SECURITIZATION SUBSIDIARY" means a Restricted Subsidiary that is established for the limited purpose of acquiring and financing Receivables and Related Assets and engaging in activities ancillary thereto; PROVIDED that (i) no portion of the Indebtedness of a Securitization Subsidiary is guaranteed by or is recourse to the Company or any other Restricted Subsidiary (other than recourse for customary representations, warranties, covenants and indemnities, none of which shall relate to the collectibility of the Receivables and Related Assets) and (ii) none of the Company or any other Restricted Subsidiary has any obligation to maintain or preserve such Securitization Subsidiary's financial condition.

    "SENIOR DEBT" means, with respect to any Person, all principal of (premium, if any) and interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not a claim for post-filing interest is allowed in such proceedings) with respect to all Indebtedness of such Person; PROVIDED that Senior Debt shall not include (i) any Indebtedness of such Person that, by its terms or the terms of the instrument creating or evidencing such Indebtedness, is expressly subordinate in right of payment to the Senior Debt Securities of a Series, (ii) any guarantee of Indebtedness of any subsidiary of such Person if recourse against such guarantee is limited to the capital stock or other equity interests of such subsidiary, (iii) any obligation of such Person to any subsidiary of such Person or, in the case of a Restricted Subsidiary, to the Company or any other subsidiary of the Company or (iv) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person.

    "SENIOR INDEBTEDNESS" means, with respect to the Subordinated Debt Securities of any series except as otherwise provided in the applicable Prospectus Supplement, the principal, premium, if any, interest (including post-petition interest in any proceeding under any Bankruptcy Law, whether or not such interest is an allowed claim enforceable against the debtor in a proceeding under such Bankruptcy Law), penalties, fees and other liabilities payable with respect to (i) all Debt of the Company, other than the Subordinated Debt Securities and the Company's 9 1/4% Senior Subordinated Notes due 2005,
9 7/8% Senior Subordinated Notes due 2006, 9 7/8% Senior Subordinated Debentures due 2013, 10 1/2% Senior Subordinated Debentures due 2016 and 9 7/8% Senior Subordinated Debentures due 2023 (with which the Securities of such series are intended to rank on a parity), whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, which is (x) for money borrowed, (y) evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets of any kind or (z) in respect of any Capitalized Lease Obligations and (ii) all renewals, extensions, refundings, increases or refinancings thereof, unless, in the case of (i) or
(ii) above, the instrument under which the Debt is created, incurred, assumed or guaranteed expressly provides that such Debt is not senior in right of payment to the Subordinated Debt Securities of any series. Notwithstanding anything to the contrary contained herein, "Senior Indebtedness" shall mean and include all amounts of Senior Indebtedness that are such by virtue of clause (i) and (ii) of the foregoing definition that are repaid by the Company and subsequently recovered from the holder of such Senior Indebtedness under any applicable Bankruptcy Laws or otherwise (other than by reason of some wrongful conduct on the part of the holders of such Debt).

    "STOCK PAYMENT" means, with respect to any Person, the payment or declaration of any dividend, either in cash or in property (except dividends payable in common stock or common shares of capital stock of such Person), or the making by such Person of any other distribution, on account of any shares of any class of its capital stock, now or hereafter outstanding, or the redemption, purchase, retirement or other acquisition for value by such Person, directly or indirectly, of any shares of any class of its capital stock, now or hereafter outstanding, other than the redemption, purchase, defeasance or other acquisition or retirement for value of any Disqualified Stock at its mandatory redemption date or other maturity date.

    "UNRESTRICTED SUBSIDIARY" means any subsidiary of the Company which is not a Restricted Subsidiary.

CERTAIN COVENANTS OF THE COMPANY

    COVENANTS APPLICABLE TO ALL DEBT SECURITIES. Unless otherwise specified in the applicable Prospectus Supplement, the following covenants contained in the Indentures shall be applicable with respect to any series of Debt Securities:

    LIMITATION ON INDEBTEDNESS. The Indentures provide that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly incur, create, issue, assume, guarantee or otherwise become liable for, contingently or otherwise, or become responsible for the payment of, contingently or otherwise, any Indebtedness (other than Indebtedness between or among any of the Company and Restricted Subsidiaries) unless, after giving effect thereto, the Cash Flow Ratio shall be less than or equal to 9 to 1.

    LIMITATION ON RESTRICTED PAYMENTS. The Indentures provide that, so long as any of the Debt Securities of such series remain outstanding, the Company shall not, and shall not permit any Restricted Subsidiary to, make any Restricted Payment if (a) at the time of such proposed Restricted Payment, a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence of such Restricted Payment or (b) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments that shall have been made on or after July 1, 1988 would exceed the sum of:

        (i) $25,000,000, plus

        (ii) an amount equal to the difference between (A) the Cumulative Cash Flow Credit and (B) 1.2 multiplied by Cumulative Interest Expense.

    For purposes of the "Limitation on Restricted Payments" covenant, the amount of any Restricted Payment, if other than cash, shall be based upon fair market value as determined by the Board of Directors of the Company, whose good faith determination shall be conclusive.

    The foregoing provisions do not prevent: (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment complied with the above provisions; and (ii) the retirement, redemption, purchase, defeasance or other acquisition of any shares of the Company's capital stock or warrants, rights or options to acquire capital stock of the Company, in exchange for, or out of the proceeds of a sale (within one year before or 180 days after such retirement, redemption, purchase, defeasance or other acquisition) of, other shares of the Company's capital stock or warrants, rights or options to acquire capital stock of the Company. For purposes of determining the aggregate permissible amount of Restricted Payments in accordance with clause (b) of the first paragraph of this covenant, all amounts expended pursuant to clauses (i) and (iii) of this paragraph shall be included and all amounts expended or received pursuant to clause (ii) of this paragraph shall be excluded; PROVIDED, HOWEVER, that amounts paid pursuant to clause (i) of this paragraph shall be included only to the extent that such amounts were not previously included in calculating Restricted Payments.

    For the purposes of the foregoing provisions, the net proceeds from the issuance of shares of capital stock of the Company upon conversion of Indebtedness shall be deemed to be an amount equal to (i) the accreted value of such Indebtedness on the date of such conversion and (ii) the additional consideration, if any, received by the Company upon such conversion thereof, less any cash payment on account of fractional shares (such consideration, if in property other than cash, to be determined by the Board of Directors of the Company, whose good faith determination shall be conclusive). If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, would in the good faith determination of the Company be permitted under the requirements of this covenant, such Restricted Payment shall be deemed to have been made in compliance with this covenant notwithstanding any subsequent adjustments made in good faith to the Company's financial statements affecting Cumulative Cash Flow Credit or Cumulative Interest Expense for any period.

    LIMITATION ON INVESTMENTS IN UNRESTRICTED SUBSIDIARIES AND AFFILIATES. The Indentures provide that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, (i) make any Investment or
(ii) allow any Restricted Subsidiary to become an Unrestricted Subsidiary (a redesignation of a "Restricted Subsidiary"), in each case unless (a) no Default or Event of Default shall have occurred and be continuing or shall occur as a consequence of such Investment or such redesignation of a Restricted Subsidiary, and (b) after giving effect thereto, the Cash Flow Ratio shall be less than or equal to 9 to 1.

    The foregoing provisions of this covenant shall not prohibit (i) any renewal or reclassification of any Investment existing on the date hereof or (ii) trade credit extended on usual and customary terms in the ordinary course of business.

    TRANSACTIONS WITH AFFILIATES. The Indentures provide that the Company shall not and shall not permit any of its subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, an Affiliate of the Company that is not a subsidiary of the Company, having a value, or for consideration having a value, in excess of $10,000,000 individually or in the aggregate unless the Board of Directors of the Company shall make a good faith determination that the terms of such transaction are, taken as a whole, no less favorable to the Company or such subsidiary, as the case may be, than those which might be available in a comparable transaction with an unrelated Person. For purposes of clarification, this provision shall not apply to Restricted Payments permitted under "Limitation on Restricted Payments".

    COVENANTS APPLICABLE TO SENIOR DEBT SECURITIES. Unless otherwise specified in the applicable Prospectus Supplement, the following covenant contained in the Senior Indenture shall be applicable with respect to any series of Senior Debt
Securities:

    LIMITATION ON LIENS. The Senior Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind, except for Permitted Liens, on or with respect to any of its property or assets, whether owned at the date of the Senior Indenture or thereafter acquired, or any income, profits or proceeds therefrom, or assign or otherwise convey any right to receive income thereon, unless (x) in the case of any Lien securing Indebtedness that is subordinated in right of payment to the Senior Debt Securities of the series offered pursuant to such Prospectus Supplement, the Senior Debt Securities of such series are secured by a Lien on such property, assets or proceeds that is senior in priority to such Lien and (y) in the case of any other Lien, the Senior Debt Securities of such series are equally and ratably secured.

    COVENANTS APPLICABLE TO SUBORDINATED DEBT SECURITIES. Unless otherwise specified in the applicable Prospectus Supplement, the following covenant contained in the Subordinated Indenture shall be applicable with respect to any series of Subordinated Debt Securities:

    LIMITATION ON SENIOR SUBORDINATED INDEBTEDNESS. The Subordinated Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become liable for, contingently or otherwise, or become responsible for the payment of, contingently or otherwise, any Indebtedness which is both
(i) senior in right of payment to the Subordinated Debt Securities of any series and (ii) expressly subordinate in right of payment to any other Indebtedness of the Company. For purposes of this covenant, Indebtedness is deemed to be senior in right of payment of the Subordinated Debt Securities of a series if it is not subordinate in right of payment to Senior Indebtedness at least to the same extent as such Subordinated Debt Securities are subordinate to Senior Indebtedness.

    If so indicated in the applicable Prospectus Supplement with respect to a particular series of Debt Securities, the Company will be subject to the covenants described therein.

EVENTS OF DEFAULT

    The following are Events of Default under the Indentures with respect to Debt Securities of any series (unless they are inapplicable to such series of Debt Securities or they are specifically deleted in the supplemental indenture or Board Resolution under which such series of Debt Securities is issued or has been modified): (a) default for 30 days in payment of interest on any Debt Security; (b) default in payment of principal or premium, if any, of any Debt Security at maturity, upon acceleration, redemption or otherwise; (c) default in the deposit of any sinking fund payment when and as due; (d) failure to comply with any other covenant or agreement of the Company, continued for 60 days (or, with respect to certain covenants or agreements, 30 days) after written notice as provided in the Indentures; (e) a default or defaults under any mortgage, indenture or instrument which secures or evidences any Indebtedness for money borrowed or guaranteed by the Company or a Restricted Subsidiary in an aggregate amount of $10,000,000 or more (but excluding any Indebtedness for the deferred purchase price of property or services owed to the Person providing such property or services as to which the Company or such Restricted Subsidiary is contesting its obligation to pay the same in good faith and by proper proceedings and for which the Company or such Restricted Subsidiary has established appropriate reserves) which result from the failure to pay such Indebtedness at final maturity or which have resulted in the acceleration of such Indebtedness; (f) the entry of a final judgment or final judgments for the payment of money by a court or courts of competent jurisdiction against the Company or any Restricted Subsidiary in an aggregate amount exceeding $10,000,000, which remain undischarged and unbonded for a period (during which execution shall not be effectively stayed) of 60 days or as to which an enforcement proceeding has been commenced by any creditor; (g) certain events of bankruptcy, insolvency or reorganization; and (h) any other Event of Default as may be specified for such series.

    If an Event of Default (other than as specified in (g) above) shall occur and be continuing under the Indenture applicable to any series of Debt Securities, either the Trustee with respect to such series or the Holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of such series by written notice to the Company (and to the Trustee if such notice is given by the Holders) and, in the case of Subordinated Debt Securities, the agents, if any, under the Credit Agreement, may declare all the unpaid principal of, premium, if any, and interest on the Debt Securities of such series to be due and payable as provided in the applicable Indenture. Upon a declaration of acceleration with respect to a series outstanding under the applicable Indenture (or of all series, as the case may be), such principal, premium, if any, and accrued interest shall be due and payable upon the first to occur of an acceleration under the Credit Agreement or ten days after receipt by the Company and, in the case of Subordinated Debt Securities, the agents, if any, under the Credit Agreement, of such written notice. No action on the part of the Trustee or any Holder of the Debt Securities of any series is required for such acceleration if an Event of Default specified in (g) above shall occur and be continuing. The Holders of at least a majority in principal amount of the Debt Securities of any series then outstanding may rescind an acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of principal of, premium, if any, or interest on the Debt Securities of such series which have become due solely because of the acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. A declaration of acceleration because of an Event of Default specified in clause (e) of the preceding paragraph would be automatically annulled if the Indebtedness referred to therein were discharged, or the Holders thereof rescinded their declaration of acceleration referred to therein, within 30 days after the acceleration of the Debt Securities of such series and no other Event of Default had occurred and not been cured or waived during such period. The Holders of a majority in principal amount of the Debt Securities of any series outstanding also have the right to waive certain past defaults under the Indentures.

    No Holder of Debt Securities of any series issued under either Indenture has any right to institute any proceeding with respect to the Debt Securities of such series, such Indenture or for any remedy thereunder, unless (i) such Holder has previously given to the applicable Trustee written notice of a continuing Event of Default under such Indenture, (ii) with respect to certain Events of Default designated in the Prospectus Supplement related to a series of Debt Securities, the Holders of at least 25% in principal amount of the outstanding Debt Securities of such series issued under such Indenture have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as Trustee under such Indenture, and (iii) with respect to certain Events of Default designated in the Prospectus Supplement related to a series of Debt Securities, the Trustee with respect to that series has not received from the Holders of a majority in principal amount of the outstanding Debt Securities of such series a direction inconsistent with such request and the Trustee has failed to institute such proceeding within 60 days after receipt of such notice. Such limitations do not apply, however, to a suit instituted by a Holder of a Debt Security of a series for the enforcement of payment of the principal of or premium, if any, or interest on such Debt Security on or after the respective due dates expressed in such Debt Security.

    During the existence of an Event of Default, the applicable Trustee is required to exercise such rights and powers vested in it under the related Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the applicable Indenture relating to the duties of the Trustee thereunder, in case an Event of Default shall occur and be continuing, the Trustee is not under any obligation to exercise any of its rights or powers under such Indenture at the request or direction of any of the Holders unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of the outstanding Debt Securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the applicable Indenture.

    The Company is required to furnish to each Trustee an annual statement as to the performance by the Company of its obligations under the applicable Indenture and as to any default in such performance.

SATISFACTION AND DISCHARGE OF THE INDENTURES AND THE DEBT SECURITIES

    The Indentures will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Debt Securities of any series outstanding under the applicable Indenture, as expressly provided for therein) as to such series when either (i) all Debt Securities of such series outstanding thereunder theretofore authenticated and delivered (except for lost, stolen or destroyed Debt Securities of such series which have been replaced or paid) have been delivered to the applicable Trustee for cancellation and the Company has paid all sums payable by it under the related Indenture or (ii) all Debt Securities of such series not theretofore delivered to the related Trustee for cancellation (a) have become due and payable, or (b) will become due and payable within one year, or (c) are to be called for redemption within one year, and the Company has irrevocably deposited or caused to be deposited with such Trustee funds in an amount sufficient to pay the entire indebtedness on the Debt Securities of such series not theretofore delivered to such Trustee for cancellation, for principal (and premium, if any) and interest to the date of deposit (if the Debt Securities of such series are then due and payable) or to the applicable maturity or redemption date (as the case may be), and the Company has paid all other sums payable by it under the applicable Indenture.

MODIFICATION AND WAIVER

    Modifications and amendments of the applicable Indenture or the Debt Securities of any series may be made by the Company and the applicable Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of such series; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the Holder of each outstanding Debt Security of such series, (i) change the stated maturity of the principal of, or premium, if any, or any installment of interest on, any Debt Securities of such series, (ii) reduce the principal amount of, or the premium, if any, or interest on, the Debt Securities of such series, (iii) change the coin or currency in which any Debt Securities of such series or any premium or the interest thereon is payable, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to the Debt Securities of such series, (v) reduce the percentage in principal amount of outstanding Debt Securities of such series necessary to waive compliance with certain provisions of the applicable Indenture or to waive certain defaults,
(vi) modify any of the provisions relating to supplemental indentures requiring the consent of Holders or relating to the waiver of past defaults, except to increase the percentage of outstanding Debt Securities of such series required for such actions or to provide that certain other provisions of the applicable Indenture cannot be modified or waived without the consent of the Holder of each Debt Security of such series affected thereby, or (vii) modify any of the provisions of the Indenture applicable to a series of Subordinated Debt Securities relating to the subordination of the Subordinated Debt Securities of such series in a manner adverse to the Holders thereof.

    The Holders of a majority in aggregate principal amount of the Debt Securities of any series then outstanding under any Indenture may waive compliance with certain restrictive covenants and provisions of such Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, any Person, unless: (i) the entity formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or disposition shall have been made shall be a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia, and shall assume by a supplemental indenture all the obligations of the Company under the Outstanding Debt Securities and the Indentures; (ii) immediately before and immediately after such transaction, after giving effect thereto, no Default or Event of Default shall have occurred and be continuing; and (iii) immediately after such transaction, and after giving effect thereto, the Person formed by or surviving any such consolidation or merger or to which such sale, assignment, transfer, lease or conveyance or disposition shall have been made shall have a Cash Flow Ratio not in excess of 9 to 1.

DEFEASANCE

    Unless the Prospectus Supplement relating to the Offered Debt Securities otherwise provides, the Company at its option at any time may terminate all of its obligations with respect to the Debt Securities of any series ("defeasance"), except for certain obligations, including those regarding the Defeasance Trust (as defined below) and obligations to register the transfer or exchange of the Debt Securities of such series, to replace mutilated, destroyed, lost or stolen Debt Securities of such series and to maintain agencies in respect of the Debt Securities of such series. The Company may also at any time terminate its obligations under the covenants set forth in the applicable Indenture, which are described under "Certain Covenants of the Company", and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Debt Securities of such series ("covenant defeasance").

    In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit in trust, for the benefit of the Holders, with the applicable Trustee money or U.S. government obligations, or a combination thereof, in such amounts as will be sufficient to pay the principal of and premium, if any, and interest on the Debt Securities of such series to redemption or maturity (the "Defeasance Trust"), (ii) the Company must deliver opinions of counsel to the effect that such Holders will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws),
(iii) the Company must comply with
certain other conditions, and (iv) in the case of Subordinated Debt Securities, no event or condition shall exist that, pursuant to certain provisions described under "Subordination of Subordinated Debt Securities" below, would prevent the Company from making payments of principal of and premium, if any, and interest on the Debt Securities of such series at the date of the irrevocable deposit referred to above or at any time during the period ending on the 91st day after such deposit date.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

    Unless otherwise indicated in the Prospectus Supplement, the following provisions will apply to the Subordinated Debt Securities.

    The indebtedness represented by the Subordinated Debt Securities is subordinated in right of payment to the prior payment in full of all Senior Indebtedness.

    Upon the maturity of any Senior Indebtedness, by lapse of time, acceleration or otherwise, or upon any payment default (with or without the giving of notice or lapse of time or both in accordance with the terms of the instrument governing such Senior Indebtedness, and without any waiver or forgiveness) with respect to any Senior Indebtedness, all obligations with respect to such Senior Indebtedness must first be paid in full, or such payment duly provided for, before any payment is made with respect to the Subordinated Debt Securities of any series or before any acquisition of Subordinated Debt Securities of any series by the Company. Upon (i) a default with respect to any Senior Indebtedness (other than under circumstances when the terms of the previous paragraph are applicable), as such default is defined therein or in the instrument under which it is outstanding, permitting the holders of Senior Indebtedness to accelerate the maturity thereof, and (ii) written notice thereof ("Default Notice") given to the Company and the Subordinated Trustee by the agent or agents under the Credit Agreement, then, unless and until such default shall have been cured or waived by the holders of such Senior Indebtedness or shall have ceased to exist, no direct or indirect payment may be made by the Company with respect to the principal of, premium, if any, or interest on the Subordinated Debt Securities (other than payments made in Junior Securities) or to acquire any of the Subordinated Debt Securities or on account of the redemption provisions of the Subordinated Debt Securities (except mandatory redemption payments made, in accordance with the terms of the Subordinated Debt Securities, in Subordinated Debt Securities acquired by the Company before the Default Notice); PROVIDED, HOWEVER, that such provision shall not prevent the making of any payment (which is not otherwise prohibited by the previous paragraph) for more than 120 days after the Default Notice shall have been given unless the Senior Indebtedness in respect of which such event of default exists has been declared due and payable in its entirety, in which case no such payment may be made until such acceleration has been rescinded or annulled or such Senior Indebtedness has been paid in full. Notwithstanding the foregoing, not more than one Default Notice may be given with respect to Senior Indebtedness within a period of 240 consecutive days.

    The Subordinated Indenture will provide that, upon any payment by or distribution of the assets of the Company to creditors upon any dissolution, winding up, liquidation, bankruptcy, reorganization, assignment for the benefit of creditors, or any insolvency, receivership or similar proceeding relating to the Company, all Senior Indebtedness must be paid in full, or such payment duly provided for, before any payment or distribution (other than in Junior Securities) is made on account of the principal of or premium, if any, or interest on the Subordinated Debt Securities of any series.

    By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than other creditors of the Company and creditors of the Company who are not holders of Senior Indebtedness or of the Subordinated Debt Securities may recover more, ratably, than the Holders of the Subordinated Debt Securities.

    A Holder of Subordinated Debt Securities by his acceptance of Subordinated Debt Securities agrees to be bound by such provisions and authorizes and expressly directs the Subordinated Trustee, on his behalf to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Subordinated Indenture and appoints the Subordinated Trustee his attorney-in-fact for such purpose.

    The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Indebtedness, which may include indebtedness that is senior to the Subordinated Debt Securities, but subordinate to other obligations of the Company. The Senior Debt Securities, when issued, will constitute Senior Indebtedness.

    The Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series.

GOVERNING LAW

    The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEES

    The Indentures contain certain limitations on the right of the respective Trustees, should they become a creditor of the Company, to obtain payment of claims in certain cases, or to realize for their own accounts on certain property received in respect of any such claim as security or otherwise. The Trustees will be permitted to engage in certain other transactions; however, if they acquire any conflicting interest and there is a default under the Debt Securities, they must eliminate such conflict or resign.

    Any Trustee may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the related Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

                              PLAN OF DISTRIBUTION

    The Company may sell the Debt Securities to one or more underwriters for public offering and sale by them or may sell the Debt Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Debt Securities will be named in the related Prospectus Supplement. The Company has reserved the right to sell the Debt Securities directly to investors on its own behalf in those jurisdictions where it is authorized to do so.

    Underwriters may offer and sell the Debt Securities at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize dealers, acting as the Company's agents, to offer and sell the Debt Securities upon such terms and conditions as set forth in the related Prospectus Supplement. In connection with the sale of the Debt Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Debt Securities for whom they may act as agent. Underwriters may sell the Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agents.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Debt Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the related Prospectus Supplement. Dealers and agents participating in the distribution of the Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Debt Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution towards certain civil liabilities, including any liabilities under the Securities Act.

    Until the distribution of the Debt Securities is completed, rules of the Commission may limit the ability of the Underwriters to bid for and purchase the Debt Securities. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Debt Securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Debt Securities. If the Underwriters create a short position in the Debt Securities in connection with the offering, i.e., if they sell more Debt Securities than are set forth on the cover page of the applicable Prospectus Supplement, the Underwriters may reduce that short position by purchasing Debt Securities in the open market. The Underwriters may also impose a penalty bid on certain Underwriters. This means that if the Underwriters purchase the Debt Securities in the open market to reduce the Underwriters' short position or to stabilize the price of the Debt Securities, they may reclaim the amount of the selling concession from the Underwriters who sold those shares as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

    Any Debt Securities issued hereunder will be new issues of securities with no established trading market. Any underwriters or agents to or through whom such Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market at any time without notice. No assurance can be given as to the liquidity of the trading market for any such Debt Securities.

    Certain of the underwriters, dealers or agents and their associates may engage in transactions with, and perform services for, the Company and certain of its affiliates in the ordinary course of business.

                        VALIDITY OF THE DEBT SECURITIES

    The validity of any Debt Securities issued hereunder will be passed upon for the Company by Sullivan & Cromwell, New York, New York, counsel to the Company. The validity of any Debt Securities issued hereunder will be passed upon for any underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

    The consolidated financial statements and schedule of the Company and its subsidiaries as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 that are incorporated in this Prospectus by reference have been incorporated herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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    NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE
ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                 --------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                   PAGE
                                                 ---------
Summary........................................        S-3
Risk Factors...................................        S-9
The Company....................................       S-13
Recent Developments............................       S-15
Use of Proceeds................................       S-17
Capitalization.................................       S-18
Unaudited Condensed Pro Forma Consolidated
  Financial Information........................       S-20
Description of Securities......................       S-24
Underwriting...................................       S-28
Validity of Securities.........................       S-29
Experts........................................       S-29

                        PROSPECTUS
Available Information..........................          2
Incorporation of Certain Documents by
  Reference....................................          2
The Company....................................          3
Risk Factors...................................          4
Use of Proceeds................................          8
Ratio of Earnings to Fixed Charges and
  Deficiency of Earnings Available to Cover
  Fixed Charges................................          8
Description of Debt Securities.................          9
Plan of Distribution...........................         25
Validity of the Debt Securities................         26
Experts........................................         26

                                 $1,000,000,000

                               CSC HOLDINGS, INC.

                                  $500,000,000
                          7 1/4% SENIOR NOTES DUE 2008

                                  $500,000,000
                       7 5/8% SENIOR DEBENTURES DUE 2018

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                           --------------------------

                            BEAR, STEARNS & CO. INC.

                              MERRILL LYNCH & CO.

                              GOLDMAN, SACHS & CO.

                              SALOMON SMITH BARNEY

                           MORGAN STANLEY DEAN WITTER

                                 July 16, 1998

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